UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB

General Form for Registration of
Securities of Small Business Issuers

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Pacific Rodera Ventures Inc.
(Name of Small Business Company as Specified In Its Charter)

British Columbia, Canada (State of Incorporation)	Not Applicable (I.R.S. Employer Identification No.)

1030 West Georgia Street, Suite 707
Vancouver, British Columbia, Canada V6E 2Y3,
                          (604) 689-2646
(Address and telephone number of Registrant's principal
executive offices and principal place of business)

Securities to be registered under Section 12(b) of the Act:
None

Securities to be registered under Section 12(g) of the Act:

Title of each class to be so registered Common Stock (no par value)	Name of each exchange on which each class is to be registered N/A

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, but are not limited to the fact that the Company is in the exploration stage, will need additional financing to develop its properties and other risks and uncertainties described under "Description of Business - Risk Factors" in this Form 10-SB.

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one Canadian dollar ("Cdn$") expressed in terms of one United States dollar ("US$") in effect at the end of the following periods, and the average exchange rates and the range of high and low exchange rates for such periods.

	U.S. Dollars Per Canadian Dollar Fiscal Year Ended December 31,
	2001	2000	1999	1998	1997
End of period	0.6279	0.6669	0.6925	0.6504	0.6999
High for the period	0.6697	0.6969	0.6925	0.7105	0.7487
Low for the period	0.6241	0.6410	0.6535	0.6341	0.6945
Average for the period	0.6457	0.6732	0.6730	0.6740	0.7221

Exchange rates are based upon the noon buying rate in New York City for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on April 30, 2002 as reported by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.5681 (US$1.00 = Cdn$0.6377). Unless otherwise indicated, in this Registration Statement on Form 10-SB (the "Registration Statement" or "Form 10-SB") all references herein are to Canadian dollars.

GLOSSARY

The following is a glossary of oil and gas terms, abbreviations and defined terms that appear in the discussion of our business in this Registration Statement:

AFE - authorization for expenditure (budget) prepared by an operator of a property to all working interest participants for their share of an exploration program.

AMI - means areas of mutual interest, which consortium partners have agreed to offer one another first right of refusal when either acquiring or bidding on property.

anticlinal - means geologic structures in which the rock layers have been formed into an arch.  Erosion exposes the oldest rocks at the center and younger rocks upward.

anticlines - means geologic structures in which the rock layers have been formed into an arch.  Erosion exposes the oldest rocks at the center and younger rocks upward.

API gravity - means the gravity (weight per unit of volume) of crude oil expressed in degrees according to an American Petroleum Institute recommended system. The higher the API gravity, the lighter the crude. High gravity crudes are generally considered more valuable.

argillaceous - a term applied to a group of sedimentary rocks such as clays, shales, mudstone, siltstones and marls pertaining to rocks having a notable proportion of clay in their composition.

bbl - in this document means barrels of oil.

bioherms - means large reef structures formed from coral debris.

bioturbation - means the mixing of sediment through animal activity.

BOPD - in this document means barrels of oil per day that is recoverable or is possibly recoverable.

carbonaceous - means material wherein a recoverable vapor or gas product is produced.

cementation - process by which a binding, or cementing agent is precipitated in spaces among individual particles. Common cementing agents are calcite, quartz and dolomite.

clastic - refers to rock or sediments made up primarily of broken fragments of pre-existing rocks or minerals.

connate water - means salt water occurring with oil and gas in the reservoir.

cretaceous - means a unit of geologic time that began approximately 144 million years ago and ended 66 million years ago. The Cretaceous Period was determined by its characteristic fossil contents. During the Cretaceous Period, life included invertebrates, fishes, land plants, amphibians, reptiles, mammals and birds.

delineation well - means a method of drilling for oil and gas to determine the presence of economically feasible quantities of oil or gas.

diachronous - refers to a rock unit that differs in age from place to place.

ductility - refers to the amount of permanent strain that a rock formation can accommodate before fracturing.

Early Paleozoic - means a unit of geologic period when marine life became abundant. It began approximately 360 million years ago.

facies - a term of wide application, referring to such aspects of rock units as rock type, mode of origin, composition, fossil content, or environment of deposition.

feldspars - means a group of closely related minerals that together make up the majority of the Earth's crust.

fossil - means the remains or indications of an organism that lived in the geologic past.

fracture - means total loss of cohesion across a surface.

fractured limestone - means calcium carbonate-rich sedimentary rocks in which oil or gas reservoirs are often found.

GORR - means gross overriding royalty reserve that is payable to the property owner.

hydrocarbon - means a compound containing only the elements hydrogen and carbon. May exist as a solid, a liquid or a gas. The term is mainly used in a catch-all sense for oil and gas.

leaching - means the action of removing salts and other items from soil through the application of water.

mD - means millidarcies used to measure permeability of gas and oil sands.

MMBbl - in this document means million barrels of oil.

NPI - means net profits interest that is payable after deducting specified costs of production and extraction.

NWT - means Northwest Territories of Canada.

One Hectare - equals 2.471 acres.

OOIP - means original oil in place measured in barrels.

% working interest - means the interest holder's percentage share of ownership.

permeability - means how easily fluids (in this document oil) can pass through rock.

porosity - means the volume of spaces within rock that might contain oil and gas (like the amount of water a sponge can hold); the open or void space within rock - usually expressed as a percentage of the total rock volume. Thus porosity measures the capacity of the rock to hold natural gas, crude oil or water.

prospective horizon - means a possible petroleum reservoir, found in a specific sedimentary layer in a cross section of land.

proterozoic - means the largest unit of geologic time in which life first appeared on Earth. It began approximately 2500 million years ago.

reef - means a structure usually composed of limestone, in which hydrocarbons might be trapped.

reservoir - means a porous and permeable underground rock formation containing a natural accumulation of crude oil or natural gas that is confined by impermeable rock or water barriers, and is separate from other reservoirs.

sandstone - means a compacted sedimentary rock composed mainly of quartz or feldspar; a common rock in which oil, natural gas and/or water accumulate.

seismic program - refers to studies done to gather and record patterns of induced shock wave reflections from underground layers of rock which are used to create detailed models of the underlying geological structure.

shale - means rock formed from clay.

SS - means sub-sea indicating a measure of distance below sea-level, to determine the structural depth of an oil or gas field.

stratigraphic trap - means a porous section of rock surrounded by nonporous layers, holding oil or gas. They are usually very difficult to locate, although oilmen believe that most of the oil yet to be discovered will be found in these traps.

stromatoporoid - means material pertaining to marine organisms used to build reefs.

2-D and 3-D seismic survey - geophysical information, in either two or three-dimensional format, gathered by means of recording and analyzing energy waves reflected from subsurface bodies of rock.

up-dip migration - means the movement of oil or gas towards the top of the Earth's surface.

PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

History of the Company

Incorporation/Name Changes/Initial Business

Pacific Rodera Ventures Inc. (the "Company"), was formed by the amalgamation, in British Columbia, of Pacific Royal Ventures Ltd. ("Pacific") and Rodera Diamond Corp. ("Rodera") (collectively the "predecessor companies"), on March 1, 1999. Both predecessor companies were involved in the acquisition, exploration and development of resource properties. The common shares of Pacific and Rodera were exchanged for shares of common stock of the Company on the basis of 5 Pacific common shares for each share of common stock of the Company, and 8 Rodera common shares for each share of common stock of the Company.

The Company's shares of common stock have traded on the Canadian Venture Exchange (formerly, the Vancouver Stock Exchange) ("VSE") in Canada since the amalgamation of Pacific and Rodera on March 1, 1999 under the symbol PRD. Prior to the amalgamation, Pacific was trading on the VSE under the symbol PFY and Rodera was trading on the VSE under the symbol ROD. The Company's common stock does not trade on a U.S. market.

Rodera was incorporated by registration of its memorandum and articles under the laws of the Province of Ontario and continued into British Columbia on August 9, 1983 under the name of "Trawler Petroleum Exploration Ltd." It changed its name a number of times: from Trawler Petroleum Exploration Ltd. to Fibre Quest International Limited (effective December 5, 1985), to E.C.M. Paytel Ltd. (effective June 27, 1988), to Consolidated Paytel Ltd. (effective February 21, 1990) to Paytel Industries Ltd. (effective June 1, 1994) and to Rodera Diamond Corp. on April 19, 1996.

Pacific was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on June 15, 1984 under the name of "Tropicana Resources Ltd." The name was changed to Tropicana Development Corporation on October 19, 1987, to Santa Barbara Ventures Ltd. on September 8, 1992, to Voodoo Ventures Ltd. on June 9, 1994, and to Pacific Royal Ventures Ltd. on March 1, 1996.

The Company's head and principal office is located at Suite 707, 1030 West Georgia Street, Vancouver, British Columbia, Canada, V6E 2Y3. The Company's branch office is located at 1540, 335 - 8th Avenue SW, Calgary, Alberta, T2P 1C9. The Company's registered and records office and address for service in British Columbia is Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.

The Company has no subsidiaries. The Company was extra-territorially registered in the Northwest Territories on February 12, 2002 and extra-provincially registered in Saskatchewan on October 4, 1999 to carry on business activities.

Securities Exchange Act of 1934 Registration

Our registration under Section 12 of the Securities Exchange Act of 1934 is voluntary. We are seeking this registration in order to make our common stock eligible for quotation on the Nasdaq Over-the-Counter Bulletin Board.

General Overview

We are an independent natural gas and oil company engaged in the exploration, development and acquisition of natural gas and oil properties. Our properties are only in the exploration stage. There has been no production activity and there are no reserves attributed to our properties. Our properties are primarily located in the Fort Norman area of the Northwest Territories in Canada ("NWT"). We also have minor interest in properties in Montana, Alaska, and Saskatchewan, Canada. We are seeking to develop reserves and production through exploratory drilling and subsequent development of prospects utilizing geological and geophysical expertise of our partners. With the exception of two of our directors and one executive officer, management of the Company does not have specific expertise or experience in the oil and gas industry, but all have expertise and experience in the financial industry and in Canadian public markets. We have recently increased our portfolio of properties through successful acquisitions and are currently working to exploit and develop our property holdings through low risk drilling efforts shared among our partners. We believe that by sharing the drilling costs we will be able to minimize our risk and share in the potential rewards of our exploratory prospects in the NWT.

Our interest in the Fort Norman area of the NWT is as follows:
Prospect	Funding Obligations	Outstanding Work Commitment Bid Obligations	Funding Paid to date	Underlying Royalties	Gross Acreage	Net Acreage	Working Interest to be Earned	Term
Fort Norman; NWT License EL-391	6.625% of all expenditures	Bid Amount: $4,000,000 spent	$776,603	5% NPI Crown Royalty	177,000 acres (71,816 hectares)	11,726	6.625%	8 years commencing May 5, 1997
Fort Norman; Tulita Lands	6.625% of all expenditures	N/A	$35,738	15% GORR, 5% NPI, 1% GOR to Frontier	92,000 acres	6,095	6.625%	8 years commencing April 29, 1998
Fort Norman; NWT License EL-397	3.3125 % of 1st 15 million & 6.625% of all subsequent expenditures	Bid Amount: $16,580,000 1st 15 million: $496,875 Balance: $104,675	Nil	5% NPI Crown Royalty	332,804 acres (134,684 hectares)	22,048	6.625%	8 years commencing August 1, 2000
Fort Norman; NWT License EL-416	6.625% of all expenditures	Bid Amount $1,526,430 Our share: $101,126	Nil	5% NPI Crown Royalty	198,940 acres (80,510 hectares)	13,180	6.625%	8 years commencing September 15, 2001
Fort Norman; NWT License EL-401	2.839% of a $12,760,000 exploration program	Bid Amount $12,760,000 Our share: $362,256	Nil	5% NPI Crown Royalty	317,731 acres (128,584 hectares)	6,005	1.89%	8 years commencing August 1, 2000

Our minor interests in properties in Montana, Alaska and Saskatchewan are as follows:
Prospect	Funding Obligations	Outstanding Work Commitment Bid Obligations	Funding Paid to date	Underlying Royalties	Gross Acreage	Net Acreage	Working Interest to be Earned	Term
Montana	80% of land and lease acquisition and first $500,000 in exploration expenditures, and 66.66% thereafter	N/A	$110,087	12.5% Freehold Royalty	4,780 acres	3,186	66.66%	N/A
Saskatchewan - Midale	66 2/3% of land costs, 50% of seismic and drilling costs	N/A	$125,320	2% GORR, 18% Freehold Royalty	480 acres	150	31.25%	N/A
Saskatchewan - Innes	33.33% of 1st well drilling costs, 30% of future capital expenditures	N/A	$51,806	Crown Royalty	160 acres	48	30%	N/A
Alaska	35% of land and lease acquisition payments	N/A	$104,780	Nil	Nil	N/A	28%	N/A

Recent Developments

On September 14, 2001, a consortium consisting of Northrock Resources Ltd., a wholly owned subsidiary of Unocal Corporation (32.5%), Anadarko Canada Energy Ltd. (32.5%), EOG Resources Canada Inc., a wholly owned subsidiary of EOG Resources, Inc. (17.5%), International Frontier Resources Corp. (10.875%) and the Company (6.625%), were successful in their bid to acquire the oil and gas exploration rights to Parcel No. 6 ("EL-416") at the recent 2001 Call for Bids for Exploration Licenses in the Central Mackenzie Valley of the NWT. The consortium's successful bid was for a work commitment of $1,526,430.

EL-416 comprises of 80,510 hectares and adjoins and is on trend with the consortium's EL-397 license on which two geophysical surveys have been acquired in 2000/2001. Interpretation of the new seismic data has identified two large structures and a number of other prospect leads in EL-397. Our share of the work commitment bid of $1,526,430 is $101,126 representing a 6.625% interest. The consortium now holds an interest in four exploration licenses and nine freehold parcels covering an area in excess of 1.1 million acres in the Central Mackenzie Valley area of the NWT.

On January 11, 2002, the Company announced the commencement of drilling operations on the Devo Creek P-45 well located in NWT. The 2,500 metre exploration well was to test multiple targets on EL-401. Subsequently, on March 14, 2002 the Company and its partners announced the abandonment of the P-45 Devo Creek well after not encountering commercial quantities of hydrocarbons. Further drilling decisions and work commitment obligations will be made by the operator, EOG Resources Canada, Inc.

We have outstanding work commitments on our properties totalling $1,064,932, which are required to be spent prior to expiry of the respective licenses.

Risk Factors

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Registration Statement prior to making an investment in the Company. In addition to the other information presented in this Registration Statement, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

An investment in our common stock is speculative and involves a high degree of risk. In addition to the other information contained in this Registration Statement, you should carefully consider the following risk factors before making an investment decision.

We have had operating losses and limited revenues to date and do not expect to be profitable in the foreseeable future.

We have been operating at a loss each year since our amalgamation, and we expect to continue to incur substantial losses for at least the foreseeable future. Net loss applicable to common stockholders for the year ended November 30, 2001 and the years ended November 30, 2000 and 1999 were approximately $384,847, $430,985 and $1,173,024 respectively. Through November 30, 2001, we had an accumulated deficit of approximately $14,760,270. We also had limited revenues to date, consisting of interest income. Revenues for the year ended 2001, 2000 and 1999 were $12,495, $101,484 and $62, respectively. Further, we may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in connection with our oil exploration activities. As a result, we expect to continue to experience negative cash flow for at least the foreseeable future and cannot predict when, or even if, we might become profitable.

Many factors affect our ability to produce oil and gas from our properties. If we are unable to produce oil and/or gas from our properties, our operations will be severely affected.

Our business of exploring for and producing oil and gas involves a substantial risk of investment loss which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Drilling oil and gas wells involves the risk that the wells may be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which we have interests. In addition, the marketability of oil and gas which may be acquired or discovered, will be affected by numerous factors beyond our control. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but the combination of these factors may result in our not receiving an adequate return on invested capital. There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered through our endeavors.

If we are unable to adequately fund our development and exploration projects, our business and operations will be adversely affected.

As of November 2001, we had working capital of approximately $377,001 and cash of $372,788 and had development and exploration commitments totaling approximately $1,064,932 for our properties, which must be expended prior to expiry of the respective licenses. At this time, there are no firm commitments for the next 12 months.

We have primarily relied on the sale of our equity capital to fund the acquisition, exploration and development of our properties. We can provide no assurance that additional funding will be available to us for exploration and development of our projects or to fulfill our obligations under any agreements. There can be no assurance that we will be able to generate sufficient operating cash flow or obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to generate such additional operating cash flow or obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

Oil and gas exploration poses many potential hazards to workers and property. If we are unable to maintain or fail to obtain adequate insurance we may incur substantial liabilities from the result of personal injury and/or damage to property.

Although we believe the operator of properties in which we have interests, or may in the future acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, we may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons. We intend to engage in participating in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells which are drilled offsetting established production. We may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which the operator cannot insure or against which the operator may elect not to insure. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. The payment of any such liabilities may have a material, adverse effect on our financial position.

We depend on the judgment of oil and gas lease brokers and the operators of wells to ensure that there are no deficiencies in the title to the leased property. Serious title deficiencies can render a lease worthless which could have a material adverse affect on our business and operations.

It is our practice in acquiring oil and gas leases or undivided interests in oil and gas leases not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, we will rely upon the judgment of oil and gas lease brokers or landsmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This practice is widely followed in the oil and gas industry. Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well, however, neither we nor the person or company acting as operator of the well will obtain counsel to examine title to such spacing unit until the well is about to be drilled. It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. It does happen, from time to time, that the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases is generally lost. In particular, our properties in the NWT may be subject to land claims being made by aboriginal peoples that call into question the rights granted by the government.

We are subject to strict environmental regulations. Our failure to comply with such regulations could result in significant fines and/or penalties which would adversely affect our operations.

Our operations are subject to a variety of federal, state, local, provincial and international laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Significant fines and penalties may be imposed for the failure to comply with environmental laws and regulations. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances such as oil and gas related products.

Some environmental protection laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for acts which were in compliance with all applicable laws at the time the acts were performed. Changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities to us. Therefore, there can be no assurance that we will not incur significant environmental compliance costs in the future.

We are subject to various levels of governmental regulations. Our failure to comply with such regulations could result in significant fines and/or penalties which would adversely affect our operations.

Oil and gas exploration, development and production are subject to various types of regulation by local, state, provincial and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects its profitability.

Market fluctuations in the prices of oil and gas could have adverse affects on our profitability.

In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of gas and crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. The price of natural gas has exhibited dramatic market demand fluctuations.

If the Company begins production, the Company's revenues and profitability will be substantially dependent upon prevailing market prices for natural gas and oil, which can be extremely volatile. If the Company is able to produce natural gas and oil, any substantial or extended decline in prices would have a material adverse effect on the Company's financial condition and results of operations.

If we are not able to retain the services of our key personnel our business could be adversely affected.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of its management. The loss of services of Michael Barton, (President and Chief Executive Officer), David Williams (Vice President and Land Manager) or Harry Chew (Chief Financial Officer) could have a material adverse effect on our business. We have not obtained key man insurance for any of our management.

The oil and gas exploration industry is extremely competitive.

The oil and gas industry is intensely competitive and we compete with other companies which have longer operating histories and greater financial resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

If we cannot fulfill our personnel requirements our operations will be adversely affected.

The services of our senior management are provided pursuant to management and consulting contracts. In the event we need to employ additional personnel, we will need to recruit qualified personnel to staff our operations. We believe that such personnel currently are available at competitive salaries and wages in the geographic areas in which we operate. There can be no assurance, however, that such personnel will always be available in the future. In addition, we cannot predict whether the labor staffing at any of our projects will be unionized, which may result in potentially higher operating costs.

The market for our securities has experienced serious volatility. We may continue to experience such volatility in the future.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior oil and gas exploration companies like us, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that these price fluctuations will not continue to occur.

Currency fluctuations may adversely impact the price we receive for the sale of oil and gas.

World oil and gas prices are quoted in U.S. dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact our net production revenue as the price we would receive in Canadian dollars would be reduced.

We are a foreign corporation and all of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We incorporated under the laws of the Province of British Columbia. All of our directors and officers are residents of Canada, and a majority of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

We may be classified as a passive foreign investment company for purposes of United States taxes. Such a classification may result in adverse tax consequences for U.S. shareholders of our securities.

As a foreign corporation having shareholders resident in the United States, and not currently generating significant active income, we may be classified as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Internal Revenue Code of 1986, for the current tax year (and possibly for future taxation years); however, our anticipated status as a PFIC depends upon the percentage of our income which is passive or the percentage of our assets which produce passive income. If we are a PFIC, U.S. shareholders may be subject to increased tax liability upon the sale of their common stock or upon their receipt of certain dividends. See "Taxation". Moreover, the PFIC rules are complex and may be unfamiliar to U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our common shares.

Broker-dealers may be discouraged from effecting transactions in our common stock because they are considered penny stocks and are subject to the penny stock rules.

Our shares of common stock are "penny stock" as defined by the Securities and Exchange Commission. Penny stocks are generally equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation information must be given to the customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules and therefore make it more difficult to sell those shares.

Directors and officers of the Company may be directors and officers of other companies and may face conflicts of interest in some transactions.

Certain of our directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Directors and officers with conflicts of interests will be subject to the laws of the Province of British Columbia and will be required to act honestly, in good faith and in the best interests of the Company. In addition, directors in a conflict of interest situation will be required to disclose such conflicts to the Company and are prohibited from voting in such circumstances. Currently, David Williams, Harry Chew and Michael Barton are compensated through consulting fees paid to the respective companies of TWE Enterprises Ltd., Myntek Management Services Inc. and Groundswell Energy Inc.

Employees

The Company currently has 3 members on its management team comprising of: Mr. Michael K. Barton, who serves as our President and Chief Executive Officer; Mr. David J.L. Williams , who serves as our Vice-President and Land Manager; and, Mr. Harry Chew, who serves as our Chief Financial Officer. The Company, through an office administration and rent arrangement, receives general office and secretarial support services.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the financial statements and the related notes, as well as statements made elsewhere in this Form 10-SB. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respect with accounting principles in the United States, except as described in the Notes to the financial statements. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian currency.

Substantially all of our oil and gas exploration activities are conducted jointly with other companies and the financial information reflects our proportionate interest in such activities.

We follow the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

In applying the full cost method, we perform a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded deferred income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged to earnings.

Operating Results

Year Ended November 30, 2001 Compared with the Year Ended November 30, 2000.

Our loss for the year ended November 30, 2001 was $384,847 or $0.04 per share. This compares to a loss of $430,985 or $0.07 per share for the year ended November 30, 2000, a decrease of $46,138 or 11%. The decrease in the loss is primarily due to decreased business development, financing activities and related expenses from these activities.

Revenues for the year ended November 30, 2001 were $12,495 from interest income. This compares to $101,484 in revenues for the year ended November 30, 2000.

Total operating expenses for the year ended November 30, 2001 were $397,342 as compared to $532,469 for the year ended November 30, 2000. The total decrease in operating expenses was $135,127 and the most significant differences when comparing the year ends were due to a decrease in operating expenses caused by lower expenditures on legal fees and a decrease in bad and doubtful debt.

Year Ended November 30, 2000 Compared with the Year Ended November 30, 1999.

Our loss for the year ended November 30, 2000 was $430,985 or $0.07 per share. This compares to a loss of $1,173,024 or $0.36 per share for the year ended November 30, 1999, a decrease of $742,039 or 63%. The decrease in the loss is primarily due to not writing off oil and gas properties in Saskatchewan and mineral properties in Manitoba.

Net revenues for the year ended November 30, 2000 were $101,484 from interest compared to $62 in interest revenues for the year ended November 30, 1999.

Total operating expenses for the year ended November 30, 2000 were $526,778 as compared to $411,143 for the year ended November 30, 1999. The increase can be mainly attributed to an allowance for a doubtful account of $91,595.

The noon rate of exchange on November 30, 2001, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CAD$1.5717 (US$0.6362 = CAD$1.00). The effects of inflation and price changes have not had a material impact on the Company's income during the past three years.

Going Concern

Our consolidated financial statements were prepared on a going concern basis which assumes that we will be able to realize assets and discharge liabilities in the normal course of business. As at November 30, 2001, we had an accumulated deficit of $14,760,270. Our ability to continue as a going concern is dependent upon our raising sufficient funds by way of equity through the sale of our securities.

Liquidity and Capital Resources

Since our inception, our capital resources have been limited. We have had to rely upon the sale of our equity securities for cash required for exploration and development purposes, for acquisitions and to fund our day-to-day administration needs. Since we may not generate substantial revenues in the near future, we will have to rely upon sales of our equity or debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to us in an amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to us. We expect to incur approximately $300,000 of exploration expenses for prospect EL-401 for the next twelve months. We do not intend to spend money on our other prospects for the next 12 months.

As of November 30, 2001 we had cash of $372,788 as compared to $266,302 as of November 30, 2000. Working capital at November 30, 2001 was $377,001 as compared to working capital of $97,794 at November 30, 2000. In the year ended November 30, 2001, we received $334,300 from the sale of our special warrants and $453,850 from the sale of our common stock. We used $136,910 of these funds for the acquisition of oil and gas properties and $397,342 in operating expenses during the period. The cash inflows exceeded cash outflows during the period and increased cash on hand by $121,486 during the year ended November 30, 2001, leaving a cash balance of $372,788 at November 30, 2001.

As of November 30, 2000, we had cash of $266,302 as compared to $281,097 as of November 30, 1999. Working capital at November 30, 2000 was $97,794 as compared to $146,403 as of November 30, 1999. During 2000, we used $541,977 for the acquisition of oil and gas properties and $532,469 in operating expenses during the year. In fiscal 2000, we received $1,023,746 from the issuance of shares.

Other than as described in the "Business" section of this Registration Statement, we do not have any commitments for material expenditures over either the near or long term and none are presently contemplated.

On January 11, 2002, we issued 1,700,000 flow-through shares at a price of $0.15 per share. The proceeds will be used to fund our position of the drill program and other work commitments for prospect EL-401.

As of April 30, 2002, we had outstanding 3,522,357 exercisable options, and warrants. The exercise price of the options and warrants range from Cdn$0.10 to Cdn$0.36, and on April 30, 2002, the closing price of our common stock on the CDNX was Cdn$0.13. If all of the warrants are exercised prior to their expiration we will receive aggregate proceeds of Cdn$445,607, and $223,430 if all the options are exercised.

There are also special warrants outstanding, exercisable, without additional consideration, into 50,000 shares of common stock and 25,000 warrants, of which each is exercisable into one share of common stock at $0.30 per share during the first year and $0.36 per share during the second year.

Dividends

We have not paid any dividends on our common stock and do not intend to pay dividends on our common shares in the immediate future. Any decision to pay dividends on our common stock in the future will be made by our board of directors on the basis of earnings, financial requirements and other such conditions that may exist at that time.

ITEM 3.   DESCRIPTION OF PROPERTY.

We are in the business of acquiring and developing resource properties and involved primarily in exploration for oil and gas.

Business

Three Year History

Both of our predecessor companies, Rodera and Pacific, were involved in the acquisition and development of resource properties. Since the amalgamation of Rodera and Pacific on March 1, 1999, the Company is continuing these activities, primarily in exploration for oil and gas.

Rodera shifted from mineral to oil and gas exploration in April of 1997 when it first began its joint venture relationship with International Frontier Resources Corp. ("Frontier"). Subsequent to that time, little if any mineral exploration occurred on our mineral property interests. Rodera's last mineral property, the Wekusko Lake property in Manitoba was written off as of November 30, 1999.

Pacific's previous business of owning and operating the Vancouver Voodoo Professional Roller Hockey Club terminated with its sale in 1996. Pacific's management sought a project of merit for the company until October, 1997, when Pacific entered into the joint venture with Frontier and Rodera.

Our primary interests arise from a joint venture formed pursuant to a letter agreement dated April 30, 1997 and a subsequent formal joint venture agreement dated October 21, 1997 (the "Joint Venture Agreement") among Pacific, Rodera and Frontier, a Calgary based exploration company. Subsequent to our amalgamation in March 1999, the Company continued with the obligations of Pacific and Rodera under the Joint Venture Agreement. Pursuant to the Joint Venture Agreement, we may earn working interests ranging from 13.25% to 66.66% in Frontier's interest in various oil and gas prospects as noted below. Currently, we have joint venture prospects under the Joint Venture Agreement in the NWT, Saskatchewan, Alaska and Montana. These prospects are discussed below.

The Joint Venture Agreement provided for Pacific and Rodera to each pay Frontier $15,000 (which was paid) and issue 100,000 common shares to Frontier (which were issued) as reimbursement of costs of Frontier for assembling the property portfolio. The Company would earn working interests in various prospects by funding its respective share of expenditures. Frontier, as operator of the joint venture, will conduct the exploration programs on behalf of the joint venture and will be responsible for negotiating farm-out agreements with outside parties. In general, such agreements would see the Company's financial exposure reduced along with their working interests in a specific project, by bringing in industry partners to fund major expenditures.

With respect to each of the properties discussed below, the relevant consortium was formed as a result of arm's length negotiations with each party obtaining terms favourable for itself. The partners of each consortium met through previous business dealings, or were referred to each other by mutual business associates.

We are in the business of exploring and developing oil and gas properties. All of our properties are currently in the exploration stage. We currently own, or have the right to acquire an interest in, a total of nine properties. Our properties, or the properties in which we have the right to earn an interest, arise from the Joint Venture Agreement and may be summarized in the following table:

Prospect	Funding Obligations	Outstanding Work Commitment Bid Obligations	Funding Paid to date	Underlying Royalties	Gross Acreage	Net Acreage	Working Interest to be Earned	Term
Fort Norman; NWT License EL-391	6.625% of all expenditures	Bid Amount: $4,000,000 spent	$776,603	5% NPI Crown Royalty	177,000 acres (71,816 hectares)	11,726	6.625%	8 years commencing May 5, 1997
Fort Norman; Tulita Lands	6.625% of all expenditures	N/A	$35,738	15% GORR, 5% NPI, 1% GOR to Frontier	92,000 acres	6,095	6.625%	8 years commencing April 29, 1998
Montana	80% of land and lease acquisition and first $500,000 in exploration expenditures, and 66.66% thereafter	N/A	$110,087	12.5% Freehold Royalty	4,780 acres	3,186	66.66%	N/A
Saskatchewan - Midale	66 2/3% of land costs, 50% of seismic and drilling costs	N/A	$125,320	2% GORR, 18% Freehold Royalty	480 acres	150	31.25% (1)	N/A
Saskatchewan - Innes	33.33% of 1st well drilling costs, 30% of future capital expenditures	N/A	$51,806	Crown Royalty	160 acres	48	30%	N/A
Alaska (2)	35% of land and lease acquisition payments	N/A	$104,780	Nil	Nil	N/A	28%	N/A
Fort Norman; NWT License EL-397	3.3125 % of 1st 15 million & 6.625% of all subsequent expenditures	Bid Amount: $16,580,000 1st 15 million: $496,875 Balance: $104,675	Nil	5% NPI Crown Royalty	332,804 acres (134,684 hectares)	22,048	6.625%	8 years commencing August 1, 2000
Fort Norman; NWT License EL-416	6.625% of all expenditures	Bid Amount $1,526,430 Our share: $101,126	Nil	5% NPI Crown Royalty	198,940 acres (80,510 hectares)	13,180	6.625%	8 years commencing September 15, 2001
Fort Norman; NWT License EL-401	2.839% of a $12,760,000 exploration program	Bid Amount $12,760,000 Our share: $362,256	Nil	5% NPI Crown Royalty	317,731 acres (128,584 hectares)	6,005	1.89%	8 years commencing August 1, 2000

Total	$1,064,932	$1204,334	1,123,895	62,438

(1) 50% of 5/8 leasehold rights.

(2) Option to participate in any bidding.

Operator of Properties

Frontier is the operator of the Montana, Saskatchewan-Midale, Saskatchewan-Innes and the Alaska prospects. There is a 5% GORR payable to Frontier on NWT License EL-391, Tulita Lands, Montana, and any lands to be acquired by Frontier, in addition to varying underlying royalties listed above. Northrock is the operator of the NWT License EL-391 and EL-416, Tulita Lands and NWT License EL-397. EOG is the operator of NWT License EL-401.

Significant Acquisitions and Significant Dispositions

On July 31, 2000, the Company, along with its partners, Northrock Resources Ltd. ("Northrock") (a wholly-owned subsidiary of Unocal Corporation ("Unocal")), EOG Resources Canada Inc. ("EOG"), Anadarko Canada Acquisition Corporation (formerly Berkley Petroleum Corp.) ("Anadarko") and International Frontier Resources Corp. ("Frontier") were successful in bidding for Parcel 1, designated as EL-397, for a work program bid of $16,580,000 in the Central Mackenzie Valley area of the NWT. The Government of Canada carried out the 2000 Central Mackenzie Valley call for bids. EL-397 comprises approximately 134,684 hectares of land and is located in close proximity to our other interests. The Company and its partners were required to provide a $4,145,000 refundable work deposit and commit to expend $16,580,000 on qualified exploration and development expenditures on EL-397 by August 1, 2004. The work deposit will be refunded by $1 for every $4 spent on qualified exploration and development expenditures on EL-397. During the year ended 2000, we lodged an irrevocable standby letter of credit for $274,606 for our share of a refundable work deposit on EL-397. We will have a 6.625% interest in EL-397.

Pursuant to a sale and purchase agreement dated August 28, 2000, with EOG and to a financing and joint venture agreement with EOG and Frontier, the Company sold to EOG a 3.7857% interest in the Company's EL-391 and the Tulita Lands for $496,873. EOG will fund on behalf of the Company $1,490,625 in exploration expenditure on EL-397 to earn a further 2.8393% interest in EL-391 and the Tulita Lands. In addition, EOG had granted the Company a 90-day option to participate in an exploration program on Parcel 5, designated as EL-401. The license was awarded at the 2000 Central Mackenzie Valley call for bids conducted by the Canadian Government. EOG (50%), Anadarko (25%) and Northrock (25%) were the successful bidders on EL-401 for a work commitment of $12,760,000. On October 27, 2000 the Company elected to participate and is committed to pay an undivided 2.839% of $12,760,000 to earn an undivided 1.89% share in EL-401. EOG has been designated the operator of the exploration program on EL-401.

Pursuant to a Letter of Amendment dated February 28, 2001, the Company conveyed an additional 2.839% in EL-391 and the Tulita Lands to EOG. In exchange, EOG replaced a letter of credit on behalf of the Company for the amount of $372,655 on EL-397, allowing the Company to have immediate access to these funds. In addition, EOG has guaranteed the refund of $124,220, which is a portion of the Company's remaining letter of credit on EL-397, in the event that the joint venture consortium elects to forfeit EL-397 prior to spending the work commitment. Under the terms of the original Financing and Joint Venture Agreement dated July 12, 2000, EOG had the right to earn an additional 2.839% interest in EL-391 and the Tulita Lands by funding 50% of the Company's 6.625% (net 3.3125%) work commitment on EL-397 up to a total budget of $15,000,000 (net $496,875). The consortium's successful work commitment bid on EL-397 was $16,580,000 at the July 2000 call for bids. The Company is responsible for 6.625% of the remaining work commitment of $1,580,000. The Company now holds a 6.625% interest on EL-391 and the Tulita Lands after this additional conveyance to EOG.

Trends

The Company is in the exploration and development phase and has no producing wells at the present time. Management knows of no trends that would have a material effect on the Company's business.

The Company has not registered any trademarks in Canada, the United States or elsewhere.

The EL-391 Prospect

This property is the subject of two independent consultant's reports entitled "Review of Exploration License No. 391" prepared by McDaniel & Associates Consultants Ltd. and dated September 2, 1997, and "Review of Work Program and Budget, Northwest Territories Joint Venture", dated January 7, 1999 (collectively the "McDaniel Report"). Part of the following discussion on this property appearing below has been summarized from this report.

Description and Location

Frontier was granted exploration license No. 391 (the "EL-391 License") on May 5, 1997 by the Minister of Indian Affairs and Northern Development of the Government of Canada.

Pursuant to the EL-391 License, Frontier holds the right to explore, drill, develop and produce petroleum substances on the EL-391 Prospect. The EL-391 Prospect is comprised of approximately 177,000 acres located in the Norman Wells area of the NWT, having the following legal description:

Latitude	Longitude	Portion
64 degree 40'	125 degree 30'	Sections 1-4, 11-17, 21-80
64 degree 40'	125 degree 45'	All
64 degree 50'	125 degree 30'	Sections 10, 20, 30-32- 40-42, 50-56, 60-80
64 degree 50'	125 degree 45'	Sections 1-33, 39-43, 49-53, 58-63, 68-80
64 degree 50'	125 degree 00'	Sections 6-10, 16-20
Area: 177,000 Acres (more or less)

Frontier is registered as the 100% interest holder under the EL-391 License.

Frontier has entered into an access agreement (the "Access Agreement") dated February 24, 1998, with Tulita Land Corporation ("Tulita") covering all lands held or acquired by Frontier within the Tulita settlement area which includes the lands covered by the EL-391 License. The Joint Venture has made an initial payment of $50,000 in consideration for surface access under the Access Agreement and must pay a series of surface usage fees if and when access is required by Frontier. In addition, Frontier has granted Tulita a 5% net profits interest in the EL-391 License.

Acquisition

Frontier acquired the EL-391 License by submitting a bid in respect of Parcel 10 which was posted in the 1996 Central MacKenzie Valley Call for Bids published in Part I of the Canadian Gazette on November 30, 1996. The amount of the work commitment bid submitted by Frontier was $4,000,000. The EL-391 License contains the following terms and conditions:

Term

The EL-391 License has a term of eight years, commencing on May 5, 1997. The term is comprised of two consecutive periods of four years each.

Work Program

The Joint Venture is required to drill one exploratory or delineation well prior to the end of the first period of the term, as a condition precedent to obtaining tenure to the second four year term under the EL-391 License. The exploratory well is required to reach a depth sufficient to evaluate a prospective horizon. Provided a well has been commenced and drilling is being pursued diligently in the first four year period, the license will continue until the well has been completed, and the second four year period shall be reduced accordingly. Failure to drill a well on the lands subject to the EL-391 License by the end of the first four year period will result in the termination of the EL-391 License and any remaining Work Deposit, as hereinafter defined, will be forfeited.

Refundable Work Deposit

In successfully bidding for the EL-391 License, Frontier ($500,000), Rodera ($250,000) and Pacific ($250,000) submitted a refundable work deposit (the "Work Deposit") in the aggregate amount of $1,000,000, representing one-quarter of the bid amount. Frontier, on behalf of the joint venture partners under the Joint Venture Agreement, posted a $1,000,000 letter of credit to guarantee the Work Deposit. A cash refund against the $1,000,000 Work Deposit will be made on the basis of 25% of allowable expenditures, such that for every $1.00 in expenditures, $0.25 of the Work Deposit will be refunded as to 60% to Frontier and 20% to each of Pacific and Rodera. When a total of $4,000,000 of allowable expenditures is spent under the EL-391 License, the $1,000,000 Work Deposit will be refunded as follows: Frontier - $600,000, the Company - $400,000. Any Work Deposit balance remaining at the end of the first four year period will be forfeited and expenditures incurred in the second four year period of the term will not be credited against the Work Deposit. To date, the Company has been refunded its $400,000 principal portion of the Work Deposit. In addition to its work commitment, Frontier is required to pay rentals in the second term of the EL-391 License, as follows:

Fifth year - $2.50/hectare
Sixth year - $5.00/hectare
Seventh and eighth year - $7.50/hectare

Northrock Resources Ltd. (a wholly-owned subsidiary of Unocal Corporation)

The Joint Venture entered into a seismic option agreement (the "Northrock Option Agreement") dated March 12, 1998 with Northrock pursuant to which Frontier, on behalf of the joint venture partners under the Joint Venture Agreement, had granted an option to Northrock to earn a 50% interest in the EL-391 Prospect. Pursuant to the terms of the Northrock Option Agreement, Northrock shot 27.5 kms of 2-D seismic data, and had to elect on or before July 15, 1998 to exercise or terminate its option. On the exercise of the option, a mutually acceptable work program was to be established, with Northrock responsible for 75% of the first $4,000,000 and 50% of any additional work program expenditures under the EL-391 License. Upon Northrock spending $3,000,000 on the work program, it would earn a 50% interest in and assume operatorship of the EL-391 Prospect. Frontier would retain a 30% working interest and Pacific and Rodera would each retain a 10% interest by funding 12.5% of expenditures.

On July 15, 1998, Northrock exercised its option under the Northrock Option Agreement. Consequently, Northrock became the new operator of the EL-391 Prospect.

Farmout with Anadarko Canada Acquisition Corporation (formerly Berkley Petroleum Corp.)

Pursuant to a Farmout and Joint Operating Agreement dated July 23, 1999, Northrock, Frontier and the Company agreed to farmout the lands covered by the EL-391 License and the Tulita Lands (the "Farmout Lands") to Anadarko Canada Acquisition Corporation ("Anadarko"). To earn a 32.5% working interest in the Farmout Lands, Anadarko has committed to participate in drilling, by Northrock as operator, two test wells during the 1999-2000 winter drilling season. Anadarko will pay 54.17% of the AFE drilling costs. If the actual drilling costs exceed the AFE drilling costs by more than 50%, Anadarko will be responsible for 43.333% of any additional costs; if they exceed the AFE costs by more than 100%, Anadarko will only be responsible for 32.5% of additional costs. Anadarko further agreed to participate in two $1 million seismic programs (to be shot in the winters of 1999 and 2000, respectively), by paying the first $700,000 and 32.5% on the next $1,300,000 . Anadarko must also reimburse the parties for 32.5% of other specified land and seismic related costs. Anadarko is also responsible for 32.5% of all other future costs not specified in the agreement. Upon Anadarko earning its 32.5% working interest, the remaining working interests will be held by Northrock as to 32.5%, Frontier as to 21.75% and the Company as to 13.25%. The Farmout Agreement provides for an area of mutual interest ("AMI") covering lands which fall within a ten mile corridor surrounding each separate block of Farmout Lands, to be held by the parties in accordance with their working interests. After having conducted due diligence on the agreement between the Company, Northrock and Frontier (the "Northrock Agreement"), Anadarko concluded at the expiry of the five day cancellation period that it was satisfied with the contents of the Northrock Agreement.

Sale and Purchase Agreement with EOG Resources Canada Inc.

Pursuant to a sale and purchase agreement dated August 28, 2000, with EOG Resources Canada Inc. ("EOG") and to a financing and joint venture agreement with EOG and Frontier, the Company sold to EOG a 3.7857% interest in the Company's EL-391 and Tulita Lands for $496,873. EOG will fund on behalf of the Company $1,490,625 in exploration expenditure on EL-397 to earn a further 2.8393% interest in EL-391 and the Tulita Lands. See "The EL-397 Prospect" below.

Pursuant to a Letter of Amendment dated February 28, 2001, the Company immediately conveyed an additional 2.839% in EL-391 and the Tulita Lands to EOG. In exchange, EOG replaced a letter of credit on behalf of the Company for the amount of $372,655 on EL-397, allowing the Company to have immediate access to these funds. In addition, EOG has guaranteed the refund of $124,220, which is a portion of the Company's remaining letter of credit on EL-397, in the event that the joint venture consortium elects to forfeit EL-397 prior to spending the work commitment. Under the terms of the original Financing and Joint Venture Agreement dated July 12, 2000, EOG had the right to earn an additional 2.839% interest in EL-391 and the Tulita Lands by funding 50% of the Company's 6.625% (net 3.3125%) work commitment on EL-397 up to a total budget of $15,000,000 (net $496,875). The consortium's successful work commitment bid on EL-397 was $16,580,000 at the July 2000 call for bids. The Company is responsible for 6.625% of the remaining work commitment of $1,580,000. The Company now holds a 6.625% interest on EL-391 and the Tulita Lands after this additional conveyance to EOG.

History

The EL-391 Prospect is an exploration property. There has been no production activity and there are no reserves attributed to this property.

The Geology

There are three potential prospects in the Fort Norman area of the Mackenzie Valley which the Company plans to explore: Kee Scarp (Devonian) reef, Nahanni (Devonian) fractured limestone, and Mount Clark (Cambrian) sandstone.

The primary objective is the potential of the Kee Scarp reef, believed to be present adjacent to the Fort Norman High to the west on the acreage of Parcel 10 (EL-391). It is thought that the Norman Wells field, discovered in 1920 and productive from the Kee Scarp zone, can be used as an analogue for the Kee Scarp prospect on EL-391.

The reservoir is in the Kee Scarp (Middle Devonian) limestone reef and produces from a depth of approximately 300 to 500 metres (980 to 1,640 feet), dipping to the southwest. Structurally, it is situated within a major thrust sheet displaced during the Laramide Orogeny. The oil/water contact is at about 750 meters (2,460 feet) depth. The API gravity is 38 to 39 degrees and average net pay is 110 meters (360 feet); gross thickness ranges from about 100 to 160 meters (328 to 525 feet).

The Middle Devonian Kee Scarp limestone reef is localized on a relatively thin open marine platform of the Lower Ramparts along the basinward edges of the Hare Indian shale. The Hare Indian Formation is a clastic wedge of sediment which invaded the area following the drowning of the Nahanni limestone. It consists of shale, silt and fine sand with some limestone. The Lower Ramparts is a shallow water reef platform formed during fairly open marine conditions. It is argillaceous, approximately 30 meters (98 feet) thick and porous near the top. Another deepening event allowed for reef growth on this platform. The Kee Scarp reef consists of several reefal zones consisting of a stromatoporoid thicker at the base and lateral reefal transitions from reef margin and foreslope to reef interior or lagoon. The uppermost 10 to 30 meters (33 to 98 feet) has higher porosity and permeability values than the intervals below. There is low well productivity due to the variable (often low) permeability, and waterflood methods are in use at the Norman Wells Field due to the limited water leg and, as a consequence, limited pressure support. The average porosity at Norman Wells is 10% (ranging up to 24%) due to leaching (microleaching of the matrix, small grains and reef framework organisms) early in the burial history. The permeability is generally less than 10 mD. Late stage calcite cementation has severely affected the permeability by reducing the throat sizes. The best porosity and permeability is in the foreslope rudstone and rubble and in the reef margin facies, except where calcite cementation of primary porosity has occurred. The reef interior consists of fine grained matrix and has poor permeability.

Parcel 10 (Kee Scarp)

The Joint Venture's Kee Scarp prospect area, as shown by seismic Line 105, is in a different structural setting and is deeper than Norman Wells. The Norman Wells area has been fractured and tilted due to the Laramide Orogeny and is situated in a regime of major thrust slices and thrusted anticlines. The Kee Scarp play of the Fort Norman area has a higher risk because it lies beneath the thrust sheet (trap). This speculative underthrust reef play requires that Cretaceous thrusting be sufficient to create fracture permeability in the underlying reef, assuming the reef is charged with oil. This thrusting, however, may also breach the accumulation unless the fault is sealed. The Norman Wells field lies at a structural depth of -300 to -800 m SS (-984 to -2,625 feet SS) while the Fort Norman prospect area lies much deeper at a depth of approximately -1650 m SS (-5,413 feet SS). These factors may affect the presence and extent of permeability in the reservoirs. At Norman Wells, the fractures and joints were enhanced to have better permeability due to the fine grain size, shallow setting and unloading of overlying sediment. Shallow, open, cemented, vertical and/or near-vertical fractures are present, 1 to 5 m (3 to 16 feet) long and up to 10 mm (0.4 inches) thick. Deeper fractures are generally hairline fractures. Shallow limestone bodies have low ductility and respond to stress in a more brittle manner than limestone at greater depths and, therefore, are more susceptible to fracturing. The reefs, however, are primarily a stratigraphic trap with the Canol shale forming a seal but some consideration must be made as to the depth and structural setting in terms of the development and enhancement of permeability through fracturing. Tilting of the reservoir provides for up-dip migration, thereby forming a more volumetrically concentrated accumulation of hydrocarbon.

Parcel 10 (Nahanni)

A secondary prospect target on the Company's acreage (EL-391), Fort Norman area, is the Early to Middle Devonian Nahanni Formation. This interval is comprised of a fossiliferous, homogeneous shelfal limestone. It consists of wackestone and packstone facies with abundant crinoid and brachiopod fragments. Local bioherms occur in the upper Nahanni thicks. This unit onlaps the Fort Norman High and covered the apex of the high, which was subsequently eroded in the prospect area (pre-Cretaceous erosion surface). To the west of the Fort Norman High is a thrust sheet containing the Nahanni limestone. It is in the up-dip anticlinal roll-over adjacent to the thrust fault that oil is expected to be present for this play. Fracturing is expected to enhance the reservoir's potential over the crest of the structure.

Parcel 10 (Mount Clark)

Another secondary potential hydrocarbon reservoir in the Parcel 10 (EL-391) area is contained in the Mount Clark sandstone. These sand intervals are proven reservoirs in the Colville Hills area with 20 meters (66 feet) of sand, 11% average porosity and 23 mD average permeability. Mount Clark is a formation and not an area. There can be no assurance that the proven reservoirs in the Colville Hills area are an indication of recovery prospects for our property. The Mount Clark Formation, also referred to as the Old Fort Island Formation, is a basal sandstone formed in the Early to Middle Cambrian (Figure 3) during a time of marine transgression, following a long period of uplift and erosion. The Mount Clark consists of interbedded sandstone, silt and shale, with shale content increasing as the unit gets younger. The overlying Mount Cap Formation is considered to be a seal and a source rock in the Colville Hills area. Adjacent to the Fort Norman High, on the Company lands, there is sufficient displacement by faulting to place mature Devonian Canol source rocks on the downthrown side of the prospective fault block.

The Mount Clark sandstone is well sorted with grain size ranging from coarse to very fine. Low anglelaminations and ripples are evident. However, sedimentary structures are commonly obscured by bioturbation. Locally, there is calcite cementation present associated with Early Cambrian carbonaceous matter and fossils. The basal Mount Clark deposits are highly diachronous as they infilled the topography of the unconformity at the top of the Proterozoic. This sand has been seen on seismic (Line 105) to be present near the top of the Fort Norman High and hydrocarbons are expected in the up-dip portion of this high, adjacent to the bounding fault.

Throughout much of Early Paleozoic time, an extensional tectonic regime prevailed in the Fort Norman area. The basic geometry of the prospect area is tilted blocks bounded by deep-seated down-to-the-west listric faults (as seen on seismic Line 105). To date, very few wells have been drilled deep enough to provide data relating to the potential of the Mt. Clark (Cambrian) sandstone in the Fort Norman area. Another major risk is the possibility of structural breaching and overprinting of older traps by the tectonics of the Cretaceous. Primary porosity may be occluded by cementation but secondary porosity and permeability are developed by leaching of calcite and feldspars.

The Work Program

During the 2000 winter drilling season the consortium completed an exploration program in excess of $12 million. The exploration program consisted of a seismic program and a two well drilling exploration program. One drill target being the West Fallstone F-01 was drilled to a depth of 1,400 metres and the other drill target being the North MacKay I-77 was drilled to a depth of 2,400. Both of these wells were capped and abandoned. The consortium gained valuable data from both the seismic and drilling programs. The operator is currently compiling the data for interpretation. Once the seismic interpretation and modeling has been completed, a budget will be drafted to identify possible additional drilling targets by the operator. Several targets have been identified, with expected drilling to commence winter of 2002/2003.

Subsequent to the McDaniels Report dated January 7, 1999, the consortium during the 2000 winter drilling season completed an exploration program in excess of $12 million. The McDaniels Report dated January 7, 1999 has not been updated since the completion of the aforementioned program and some of the conclusions in the report may not still hold true.

Other Properties

Tulita Lands

Pursuant to the February 6, 1998 letter agreement governed by the Joint Venture Agreement, the Company committed to pay 50% of lease costs estimated to be $550,000 and a $1,000,000 seismic program (collectively "the Initial Costs") to earn a 40% working interest in the Tulita Lands. Pursuant to a Freehold Grant and Lease (the "Fort Norman Lease Agreement") dated April 29, 1998 among Frontier, Tulita and Burstall Ward as trustee, Frontier has been granted a 100% working interest in 92,000 acres of undeveloped lands in the Fort Norman area of the NWT (the "Tulita Lands") for a period of eight years. The Tulita Lands encompasses eight parcels of land. Frontier et al have paid $420,000 to earn its 100% interest in the Tulita Lands. A further payment of $140,000 was due on April 29, 2000 and paid. The Tulita Lands are subject to a 15% lessor GOR at the wellhead, with all costs past the wellhead to be shared by Frontier (85%) and the lessor (15%). In addition, Frontier has granted Tulita Land Corporation ("Tuilta") a 5% net profits interest on the Tulita Lands and the EL-391 License.

Frontier has also entered into a benefits plan dated February 24, 1998 with Tulita, Ernie McDonald Land Corporation and Fort Norman Metis Land Corporation, which provides for the Sahtu Dene and Metis First Nation Indian bands to bid for any service contracts relating to the exploration and development of the Tulita Lands and the EL-391 Prospect, and for Frontier to provide training and employment opportunities to the Sahtu Dene and Metis.

Under the terms of the Northrock Option Agreement, Frontier granted, on behalf of the joint venture partners under the Joint Venture Agreement, an option to Northrock to earn a 50% interest in the Tulita Lands by reimbursing Frontier for 65% of the initial $250,000 paid under the Fort Norman Lease Agreement and the $50,000 access fee under the Access Agreement, and paying 65% of the $140,000 payment due upon exercise of such option. In addition, Northrock's 50% interest, if earned, would be subject to Northrock paying 65% of the $140,000 payments due on the first (paid) and second anniversaries of exercise of the option, and payment of 65% of a minimum $600,000 exploration program on the Tulita Lands. On July 15th, 1998, Northrock exercised its option under the Northrock Option Agreement resulting in Frontier and the Company retaining 30% and 20% interests, respectively, and Northrock assuming operatorship of, the Tulita Lands. The Company must pay 17.5% of Initial Costs to retain its 20% interest.

Pursuant to the Joint Venture Agreement and supporting letter agreements, the Company has reimbursed Frontier for $128,168 of the aggregate $470,000 in lease payments and access fees. Pursuant to the Farmout Agreement with Anadarko discussed above, the Tulita Lands, together with EL-391 License, were farmed out to Anadarko. As a result, the Company is responsible for 13.25% of seismic costs during the farmout period, after payment of the first $700,000 of these costs by Anadarko.

Midale Prospect, Saskatchewan

Frontier, on behalf of the Company, has elected not to exercise its option to drill a farm-in well on the Midale prospect in Saskatchewan pursuant to previous farmout agreements. Instead, pursuant to an agreement with Richfield Oil Inc., Frontier has purchased an undivided 75% interest in the Midale lease, covering 480 acres including all petroleum and natural gas rights subject to a 2% overriding royalty reserved by Richfield.

Pursuant to letter agreements dated February 5, 1998 with the predecessor companies as amended September 1, 1999, the Company has agreed to acquire a 50% interest in the Midale lease by participating as to 66 2/3%. To date, the Company has made a lease payment of $56,666 for the lease and has agreed to pay $19,500 in third party costs for geological and engineering services. Frontier proposes to acquire 2-D seismic information and drill an exploration well on the lease during 2002, for which the Company will be paying its 50% share. The Company has not yet purchased the 2-D seismic information.

Midale Work Program

No work program is anticipated for 2002 and no work has been completed on this property.

The Geology

The prospect lands offset the Anardako et al Midale 131-8-16-6-11W2 well, which previously produced from the Winnipeg sand at a depth of some 2,730 metres. The most prospective acreage is interpreted to be the SW/4 of Section 15 located in Township 6, Range 11 W2.

The proposed location for this prospect is Lsd 4-15-6-11W2. It is anticipated that seismic data will be acquired to substantiate the continuity of the Winnipeg sand structure from the 8-16 location to the proposed 4-15 location prior to drilling.

The 8-16 well is an open hole completion and well logs were not run over the pay zone. The wellbore pay parameters for the Anardako 8-16 well were estimated from the well logs over the water bearing Winnipeg sand section in the well located in Lsd 7-15-6-11W2. The oil water interface was estimated to be the sub sea total depth of the 8-16 well. The resultant wellbore parameters for the Anardako well were then estimated to be 54 feet of net pay, a porosity of 8 percent and a connate water saturation of some 45 percent.

Innes Prospect, Saskatchewan

This property is the subject of an independent consultant's report entitled "Innes Area Saskatchewan - Birdbear Prospect" dated September 8, 1999, prepared by McDaniel.

Pursuant to a participation agreement dated June 3, 1999, the Company entered into a participation agreement with Frontier, Cigar Oil & Gas Ltd. ("Cigar") and 773000 Alberta Ltd. ("Potter") to jointly acquire and evaluate land in the Innes area of Saskatchewan. The participation agreement provides for creation of an AMI with acquired lands to be held by each of the Company, Frontier and Cigar holding a 30% interest and Potter a 10% interest. Due to Potter generating a prospect in the AMI, the Company, Frontier and Cigar each share 33 1/3% of the costs of acquiring the Potter prospect lands. Potter is also paid a one time consulting fee of $10,000 on acquisition of any lands in the AMI and is carried for costs to casing point on the first test well. Upon acquiring any lands in the AMI, the parties will enter into a formal agreement. Frontier will act as initial operator of the lands. To date, 12 parcels of land have been acquired in the AMI.

The partners to the participation agreement have identified a drill target, 4-6-8-10 W2M that it is considering drilling to a depth of approximately 1,650 m in 2002, but there is no immediate plan for drilling.

The Geology

The Innes prospect is a Birdbear zone oil target. The zone was cored in the 1967 Canso Tenneco Innes 5-6 well, located in Lsd 5-6-8-10W2. The core analysis indicated an average porosity of 10.9 percent and an average permeability of 8.3 millidarcies. The Birdbear zone, encountered at a depth of some 1,700 metres, was tested and oil to surface was reported during the flow period of the test. This tested zone had a recovery of oil mud and water on the drillstem test. The zone was considered to be uneconomic at that time and the well was completed in the uphole Frobisher horizon.

It is interpreted that a regional structural trap is created by a salt collapse feature to the northwest and northeast of the prospect lands. On the basis of structural values and isopach thins associated with the overlying stratigraphic markers a closed structural feature can be mapped. It is interpreted that a possible analogy to this prospect might be the Birdbear reservoir in the Kisbey Field (Township 7 Range 6W2).

Montana

Frontier has leased a 4,780 acre oil and gas prospect in Tenton County in northwestern Montana. The prospect hosts a seismic anomaly that resembles producing anomalies in the adjoining State of North Dakota. In addition, Frontier is examining a number of other properties in Montana with exploration potential. The Company will pay 80% of a $500,000 work program to earn a 66.66% working interest in the Montana prospect. Frontier will earn its 33.33% interest by paying 20% of the $500,000 exploration expenditure. There is no immediate plan to commence an exploration program.

Alaska Project

In accordance with the terms of the Joint Venture and the Alaska Project Agreement dated January 26, 1999, the Company was given a right of first refusal to participate in Frontier's Alaska North Slope Project by paying Frontier $100,000 for an option to pay 35% of Frontier's share of the bid to earn 28% of Frontier's interest in the acquired acreage. On exercise of the option, the Company would be responsible for its working interest share of future costs. Frontier will be the initial operator of this project. Frontier will use the $100,000 in option payments to have a preliminary report prepared on the Alaska North Slope area to identify parcels of land to be acquired. To date, the Company paid $50,000 to Frontier on February 28, 1999 and a further $50,000 on October 15, 1999.

The EL-397 Prospect

On July 31, 2000, the Company along with its partners, Northrock, EOG, Anadarko and Frontier were successful in bidding for Parcel 1, designated as EL-397. The exploration licensed no. 397 was granted by the Minister of Indian Affairs and Northern Development of Canada.

The EL-397 Prospect is comprised of approximately 134,684 hectares located in the Norman Wells area of the NWT, having the following legal description:

Latitude	Longitude	Portion
64 degree 10'	125 degree 00'	Sections 36-40, 46-50,56-60,66-70,76-80
64 degree 10'	125 degree 15'	Sections 6-10,16-20,26-30,36-40,46-50,56-60,67-70,77-80
64 degree 20'	125 degree 00'	Sections 31-34,41-49,51-59,61-69,71-79
64 degree 20'	125 degree 15'	Sections 1-9,11-19,21-29,31-37,39-46,50-56,61-66,71-77
64 degree 20'	125 degree 30'	Sections 2-10,12-20,22-30,32-40,42-50,52-60,64-70,74-80
64 degree 20'	125 degree 45'	Sections 4-10,14-20,28-30,38-40
64 degree 30'	125 degree 15'	Sections 41,51,52,61-63,71-74
64 degree 30'	125 degree 30'	Sections 1-50, PTN 53,54-60, PTN64,65-70,76-80
64 degree 30'	125 degree 45'	Sections 1,2,6-80
64 degree 30'	126 degree 00'	Sections 2-10,12-20,24-30,35-40
64 degree 40'	126 degree 00'	Sections 1-40
Area: 134,684 hectares (more or less)

The Company is registered as 6.625% interest holder under EL-397, Northrock 32.5%, Anadarko 32.5%, EOG 17.5% and Frontier 10.875%.

Acquisition

The Company and its consortium acquired EL-397 by submitting a bid in respect of Parcel 1 for a work commitment of $16,580,000. The EL-397 License contains the following terms and conditions: (See "Sale and Purchase Agreement with EOG Resources Canada Inc." for further particulars.)

Term

The EL-397 License has a term of eight years, commencing on August 1, 2000. The term is comprised of two consecutive periods of four years each.

Work Program

The Company and its consortium are required to drill one exploratory or delineation well prior to the end of the first period of the term, as a condition precedent to obtaining tenure to the second four year term under the EL-397 License. The exploratory well is required to reach a depth sufficient to evaluate a prospective horizon as described in the geological prognosis in the application for Authority to Drill a Well. Provided a well has been commenced and drilling is being pursued diligently in the first four-year period, the license will continue until the well has been completed, and the second four-year period shall be reduced accordingly. Failure to drill a well on the lands subject to the EL-397 License by the end of the first four year period will result in the termination of the EL-397 License and any remaining Work Deposit, as hereinafter defined, will be forfeited. Northrock has been designated as the operator for a term of 2 years on EL-397.

Refundable Work Deposit

In successfully bidding for the EL-397 License, the Company ($150,388), Northrock ($1,347,125), Anadarko ($1,347,125), EOG ($1,053,500) and Frontier ($246,862) submitted a refundable work deposit (the "Work Deposit") in the aggregate amount of $4,145,000, representing one-quarter of the bid amount. The Company and its consortium each posted their own letter of credit for their proportionate share of $4,145,000. A cash refund against the $4,145,000 Work Deposit will be made on the basis of 25% of allowable expenditures, such that for every $1.00 in expenditures, $0.25 of the Work Deposit will be refunded to the Company and its consortium for their proportionate share. Any Work Deposit balance remaining at the end of the first four-year period will be forfeited and expenditures incurred in the second four-year period of the term will not be credited against the Work Deposit. In addition to its work commitment, the Company and its consortium are required to pay rentals in the second term of the EL-397 License, as follows:

Fifth year - $2.50/hectare
Sixth year - $5.00/hectare
Seventh and eighth year - $7.50/hectare

History

The EL-397 Prospect is an exploration property, there has been no production activity and there are no reserves attributed to this property.

Geology

This prospect has similar geology to EL-391.

The EL-401 Prospect

Pursuant to a sale and purchase agreement dated August 28, 2000, with EOG and to a financing and joint venture agreement with EOG and Frontier, the Company was granted a 90 day option to participate in an exploration program on Parcel 5, designated as EL-401. The license was awarded at the 2000 Central Mackenzie Valley call for bids conducted by the Canadian Government. EOG (50%), Anadarko (25%) and Northrock (25%) were the successful bidders on EL-401 for a work commitment of $12,760,000. On October 27, 2000 the Company elected to participate and is committed to pay an undivided 2.839% of $12,760,000 to earn an undivided 1.89% share in EL-401. EOG has been designated the operator of the exploration program on EL-401.

The EL-401 License is comprised of approximately 128,584 hectares located in the Norman Wells area of the NWT, having the following legal description:

Latitude	Longitude	Portion
65 degree 20'	127 degree 00'	Sections 2-9,1-19,22-29,32-39,42-49,52-59,62-69,72-79
65 degree 20'	127 degree 15'	Sections 2-9,12-19,22-29,32-40,42-50,52-60,62-70,72-80
65 degree 20'	127 degree 30'	Sections 6-10,16-20,26-30,36-40,46-50,56-60,66-70,76-80
65 degree 20'	127 degree 45'	Sections 10,20
65 degree 20'	128 degree 00'	Sections 10,20,30,40,50,60,70,80
65 degree 30'	127 degree 150'	Sections 31-33,41-43,51-55,61-65,71-75
65 degree 30'	127 degree 30'	Sections 1-9,11-19,21-29,31-39,41-49,51-59,61-69,71-79
65 degree 30'	127 degree 45'	Sections 1-9,11-19,21-29,31-39,41-49,51-59,61-69,71-79
65 degree 30'	128 degree 00'	Sections 3-9,13-19,23-29,33-39,43-49,53-59,63-69,73-79
65 degree 30'	128 degree 15'	Sections 1-9,11-19,21-29,31-39,41-49,51-59,61-69,71-79
Area: 128,584 hectares (more or less)

EOG (50%), Anadarko (25%) and Northrock (25%) are the registered interest holders of EL-401. The term, acquisition, work program and refundable work deposit are similar to those described in "The EL-397 Prospect".

History

The EL-401 Prospect is an exploration property, there has been no production activity and there are no reserves attributed to this property.

Geology

This prospect has similar geology to EL-391. See "The El-391 Prospect".

EL-401 Work Program

Pursuant to discussions between the operator and interpretation of seismic data the consortium identified one prospect to be drilled in 2002. The name of the prospect was Devo Creek P-45 and it was drilled to a depth of 2,510 metres. The following table sets out an exploration program to drill this prospect as proposed by the operator for 2002:
The EL-401 Prospect
Budget 2002	Total Costs	Company's Share
Preliminary Field Work	$ 47,250	$ 1,341
Licenses and Permits	30,000	852
Access Plan	100,000	2,839
Survey Road and location	15,000	426
Preparation road and location	500,000	14,195
Clean-up/Fluid Disposal	350,000	9,937
Legal and Insurance	50,000	1,420
Environmental Services	20,000	568
Drilling	4,347,000	123,411
Drilling Services and Supplies	2,367,000	67,199
Completion	319,000	9,056
Miscellaneous	172,000	4,883
Contingency	396,000	11,242
Operator overhead (payable to EOG)	80,260	2,279
Total:	$8,793,510	$249,648

The Company is responsible for 2.839% of the above budget to earn an undivided 1.89% in the EL-401 Prospect.

On January 11, 2002, the Company announced the commencement of drilling operations on the Devo Creek P-45 well located in NWT. The 2,500 metre exploration well was to test multiple targets on EL-401. Subsequently, on March 14, 2002 the Company and its partners announced the abandonment of the P-45 Devo Creek well after not encountering commercial quantities of hydrocarbons. Further drilling decisions and work commitment obligations, if any, will be made by the operator, EOG Resources Canada, Inc.

The EL-416 Prospect

On September 14, 2001, the Company along with its partners, Northrock, EOG, Anadarko and Frontier were successful in bidding for Parcel 6, designated as EL-416. The exploration license no. 416 was granted by the Minister of Indian Affairs and Northern Development of Canada.

Description and Location

The EL-416 Prospect is comprised of approximately 80,510 hectares located in the Norman Wells area of the NWT, having the following legal description:

Latitude	Longitude	Portion
64 degree 20' N	125 degree 30' W	Sections 63, 73
64 degree 20' N	125 degree 45' W	Sections 3, 13, 23-27, 33-37, 43-50, 53-60, 63-70, 73-80
64 degree 20' N	126 degree 00' W	Sections 3-10, 13-20, 28-30, 38-40, 48-50, 58-60, 68-70, 78-80
64 degree 20' N	126 degree 15' W	Sections 8-10, 18-20, 28-30, 39, 40
64 degree 30' N	126 degree 00' W	Sections 1, 11, 21, 31, 41, 47-53, 58-63, 68-75, 78-80
64 degree 30' N	126 degree 15' W	Sections 1-40
64 degree 40' N	126 degree 00' W	Sections 41-48, 51-58, 61-68, 71-78
64 degree 40' N	126 degree 15' W	Sections 1-8, 11-18, 21-28, 31-38, 41-48, 51-58, 61-68, 71-78
64 degree 40' N	126 degree 30' W	Sections 1-8, 11-18, 21-28, 31-38
Area: 80,510 hectares (more or less)

The Company is registered as 6.625% interest holder under EL-416, Northrock 32.5%, Anadarko 32.5%, EOG 17.5%, and Frontier 10.875%.

Acquisition

The Company and its consortium acquired EL-416 by submitting a bid in respect of Parcel 6 for a work commitment of $1,526,430. The EL-416 License contains the following terms and conditions:

Term

The EL-416 License has a term of eight years, commencing September 15, 2001. The term is comprised of two consecutive periods of four years each.

Work Program

The Company and its consortium are required to drill one exploratory or delineation well prior to the end of the first period of the term, as a condition precedent to obtaining tenure to the second four-year term under the EL-416 License. The exploratory well is required to reach a depth sufficient to evaluate a prospective horizon as described in the geological prognosis in the application for Authority to Drill a Well. Provided a well has been commenced and drilling is being pursued diligently in the first four-year period, the license will continue until the well has been completed, and the second four-year period shall be reduced accordingly. Failure to drill a well on the lands subject to the EL-416 License by the end of the first four year period (unless a drilling deposit is submitted, for details see below), will result in the termination of the EL-416 License and any remaining Work Deposit, as hereinafter defined, will be forfeited. Northrock has been designated as the operator for a term of 2 years on EL-416.

This year, for the first time, a provision for a drilling deposit is included in the terms and conditions of the call for bids. A drilling deposit of $1 million may be submitted at the end of the first period to obtain a one-year period of grace to commence the required well. The deposit is refundable on drilling the well.

The provision of a drilling deposit recognizes limitations of rig availability and unpredictable operating windows in the North. Suggestions to include such a provision have been made by companies operating in the North over the last few years. This new provision may alleviate the capacity limits of northern communities faced by increasing flexibility for companies to spread work over several operating seasons.

No additional tenure would be gained by the posting of a drilling deposit and the second period would be reduced by a year. As this is a new term and condition, there is no applicability to existing licenses.

Refundable Work Deposit

The work deposit is similar to those described in "The EL-397 Prospect".

History

The EL-416 Prospect is an exploration property, there has been no production activity and there are no reserves attributed to this property.

Geology

This prospect has similar geology to EL-391. See "The EL-391 Prospect".

Production History and Reserves Summary

All the Company's properties are in the exploration stage. There has been no production activity and there are no reserves attributed to the properties.

Oil and Gas Wells

The Company currently has no producing wells.

Drilling Activity

The following table sets forth the number of gross and net exploratory wells in which the Company participated and which were completed, capped or abandoned during the periods indicated:

Year	Gross Wells (1)	Net Wells (2)	Geographic Areas
2002	1	1.89%	NWT EL-401 (See "Work Program EL-401")
2001	Nil	Nil	not applicable
2000	2	13.25%	NWT EL-391 (See "Work Program EL-391")
1999	Nil	Nil	not applicable
1998	Nil	Nil	not applicable

(1) "Gross Wells" refers to all wells in which the Company participated

(2) "Net Wells" refers to the aggregate of the percentage working interest of the Company in Gross Wells.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 30, 2002, the number and percentage of outstanding shares of common stock which, according to the information supplied to the Company and as filed with the Canadian regulatory authorities, were beneficially owned by (i) each current director of the Company, (ii) each current executive officer of the Company, (iii) all current directors and executive officers of the Company as a group, and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the Company's outstanding common stock. Except as otherwise indicated, the persons named in the table below have sole voting and dispositive power with respect to all shares beneficially owned, subject to applicable property laws. Unless otherwise indicated in the footnotes below, the address of each stockholder is 1030 West Georgia Street, Suite 707, Vancouver, British Columbia, Canada V6E 2Y3.
Title of Class	Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class(3)
Common Stock	Michael K. Barton	450,000(4)	3.1%
Common Stock	David J.L. Williams	1,013,675(5)	7.0%
Common Stock	Harry Chew	1,089,340(6)	7.6%
Common Stock	D. Paul Andrews	270,000(7)	1.9%
Common Stock	C. Geoffrey Hampson	945,250(8)	6.6%
Common Stock	Sonny Chew	129,000(9)	0.9%
Common Stock	Directors, Senior Officers and Promoters as a Group (6 persons)	3,897,265	27.1%

(1)  Unless otherwise noted, the Company believes that all shares are beneficially owned and that all persons named in the table or family members have sole voting and investment power with respect to all shares owned by them.

(2)  A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of special warrants, warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or special warrants that are held by such person and which are exercisable within 60 days from the date hereof have been exercised.

(3)  Assumes 14,378,450 shares outstanding plus, for each individual, any securities that specific person has the right to acquire within 60 days. Options, warrants or special warrants held by persons other than the specific individual for whom an ownership interest percentage is being calculated are not considered in calculating that specific individual's ownership interest percentage.

(4)  450,000 shares issuable upon the exercise of vested stock options which are exercisable at prices of $0.10 and $0.12 per share. Mr. Barton's address is 1540, 335 - 8th Avenue SW, Calgary, Alberta, T2P 1C9.

(5)  98,125 of these shares are performance shares held in escrow (See "Escrow Agreement"). Includes: 283,000 shares issuable upon the exercise of stock options which are exercisable at prices of $0.12, $0.15 and $0.25 per share; 272,500 shares issuable upon the exercise of share purchase warrants, which are exercisable at prices ranging from $0.12 to $0.36 per share, expiring two years from issuance.

(6)  98,125 of these shares are performance shares held in escrow (See "Escrow Agreement"). Includes: 263,000 shares issuable upon the exercise of stock options which are exercisable at prices of $0.12, $0.15 and $0.25 per share; 310,000 shares issuable upon the exercise of share purchase warrants, which are exercisable at prices ranging from $0.12 to $0.36 per share, expiring two years from issuance.

(7)  85,000 shares issuable upon the exercise of stock options which are exercisable at prices of $0.12 to $0.25 per share; 75,000 shares issuable upon the exercise of share purchase warrants, which are exercisable at prices of $0.12 and $0.36 per share, expiring two years from issuance. Mr. Andrews' address is 236 Varsity Crescent, Calgary, Alberta, T3B 2Z6.

(8)  30,000 of these shares are performance shares held in escrow. Includes: 85,000 shares issuable upon the exercise of stock options which are exercisable at a prices of $0.12 and $0.25 per share; 220,000 shares issuable upon the exercise of share purchase warrants, which are exercisable at prices of $0.12 and $0.36 per share, expiring two years from issuance. Mr. Hampson's address is 6337 Larch Street, Vancouver, British Columbia, V6M 4E8.

(9)  79,000 shares issuable upon the exercise of stock options which are exercisable at prices of $0.12, $0.15 and $0.25 per share; 25,000 shares issuable upon the exercise of share purchase warrants, which are exercisable at $0.12 per share, expiring two years from issuance.

The Company is not aware of any arrangement which might result in a change in control in the future.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Executive Officers and Directors

The following table sets forth certain information concerning the Company's executive officers and directors:

Name	Age	Position with the Company
Michael K. Barton	57	President, Chief Executive Officer and Director
David J.L. Williams	48	Vice -President, Land Manager and Director
Harry Chew *	41	Chief Financial Officer and Director
D. Paul Andrews *	69	Director
C. Geoffrey Hampson *	44	Director
Sonny Chew	33	Secretary

* Audit Committee Member

All of our directors and officers are residents of British Columbia or Alberta, Canada.

No other persons are expected to make any significant contributions to the Company who are not executive officers or directors of the Company.

Michael K. Barton has served as President and Chief Executive Officer of the Company since January 1, 2002. Mr. Barton devotes approximately 60% of his time to the Company. Mr. Barton is also President of Groundswell Energy Inc. ("Groundswell") and has served in that capacity since 1998. Groundswell provides consulting services for the oil and gas industry. Prior to this, he served as President and Chief Operating Officer of Laurasia Resources Ltd., a public oil and gas company listed on the Toronto Stock Exchange, for 4 years from 1994 to 1998. Also, he served as President and Chief Operating Officer of Boomerang Resources Inc., a public oil and gas company listed on the Alberta Stock Exchange, for 1 year from 1993 to 1994. Mr. Barton has a Bachelor of Science Degree in Geology from the University of Calgary and a Business Diploma from Mount Royal College in Calgary, Alberta.

David J.L. Williams has served as Vice-President and Land Manager since January 1, 2002. He also served as a Director and President of the Company since the amalgamation creating the Company on March 1, 1999. Prior to this, he was President and a Director of Pacific since January 1993. Mr. Williams, a former professional hockey player, is employed by TWE Enterprises Ltd. since March 1983 and contracts his services to the Company on a part time basis. Mr. Williams devotes approximately 50% of his time to the Company. TWE Enterprises Ltd. is a private company that provides management consulting services. Mr. Williams is also a director and officer of a number of other reporting companies in Canada during the past five years, including Pacific Stratus Ventures Ltd., Firestone Ventures Inc., Paradym Ventures Inc., Cierra Pacific Ventures Inc. and Bi-Optic Ventures Inc. These companies are listed on the Canadian Venture Exchange and are not SEC reporting companies. Pacific Stratus Ventures Ltd. filed a Form 10-SB on April 19, 2002, and Bi-Optic Ventures filed a Form 10-SB on March 13, 2002.

Harry Chew has served as the Chief Financial Officer and Director of the Company since the amalgamation creating the Company on March 1, 1999. Prior to this, he was the Chief Financial Officer, Secretary and a Director of Pacific since November 1990. Mr. Chew is employed by Myntek Management Services Inc. ("Myntek") and contracts his services to the Company on a part time basis. Mr. Chew devotes approximately 40% of his time to the Company. Mr. Chew is a Certified General Accountant who has been President of Myntek since July, 1986. Myntek provides management services to public companies. Mr. Chew is also President of the Pacific Paragon Group of Companies and has served in that capacity since 1993. Mr. Chew is also a director and officer of a number of other reporting companies in Canada during the past five years, including Pacific Stratus Ventures Ltd., Firestone Ventures Inc., Paradym Ventures Inc., Cierra Pacific Ventures Inc. and Bi-Optic Ventures Inc. None of these companies are SEC reporting companies. Mr. Chew has a Bachelor of Business Administration Degree from Simon Fraser University in Burnaby, British Columbia. Pacific Stratus Ventures Ltd. filed a Form 10-SB on April 19, 2002, and Bi-Optic Ventures filed a Form 10-SB on March 13, 2002.

D. Paul Andrews has served as a Director of the Company since the amalgamation creating the Company on March 1, 1999. Prior to this, he was a director of Pacific since May 1998. Mr. Andrews is a self-employed engineering consultant and devotes approximately 10% of his time to the Company. Prior to being self-employed in 1994, Mr. Andrews was with Coenerco Resources Ltd., where he served as Vice President of Production from December 1985 to June 1994. Prior to that he served as their production manager from 1979 to 1985. Mr. Andrews has also been employed by Imperial Oil Ltd. in the capacity of Section Head of Production Engineering for 25 years. Mr. Andrews has an Engineering certificate from Mount Allison University in Sackville, New Brunswick.

C. Geoffrey Hampson has served as the Vice-President (Finance) of the Company since the amalgamation creating the Company on March 1, 1999. He became a director of the Company in May, 2000. Prior to this, he was a director and officer of Pacific since November 1997. Mr. Hampson devotes approximately 10% of his time to the Company. Mr. Hampson is President and Chief Executive Officer of Peerl.net providing bandwidth and co-location services since May 2000. Prior to joining Peerl.net, Mr. Hampson was with Novocon International Inc., a company providing steel alloy fibre for construction and automotive industries, where he served as President from March 1992 to May 2001. Mr. Hampson has also been employed by Fibrox Technologies Ltd., a company producing synthetic mineral fibre where he served as President for 3 years, from 1994 to 1997. Mr. Hampson has also been a director of Cymat Corp., a public company listed on The Toronto Stock Exchange, producing aluminum foam, since September, 1998.

Sonny Chew has served as the Secretary of the Company since May of 2000. Prior to this, he was a director and officer of Pacific since April 1996. Mr. Chew is President of Wynson Management Services Ltd., a management and bookkeeping consulting company, since 1992. Mr. Chew devotes approximately 25% of his time to the Company. Mr. Chew is also Director of Finance and Administration of the Pacific Paragon Group of Companies and has served in that capacity since 1993. Mr. Chew is also a director and officer of a number of other reporting companies in Canada during the past five years, including Pacific Stratus Ventures Ltd., Firestone Ventures Inc., Paradym Ventures Inc., Cierra Pacific Ventures Inc. and Bi-Optic Ventures Inc. Mr. Chew has a Bachelor of Arts in Economics Degree from Simon Fraser University in Burnaby, British Columbia. Pacific Stratus Ventures Ltd. filed a Form 10-SB on April 19, 2002, and Bi-Optic Ventures filed a Form 10-SB on March 13, 2002.

Family Relationships

Harry Chew, Chief Financial Officer and Director of the Company, is the brother of Sonny Chew, Secretary of the Company.

Directors' and Officers' Investment in Other Projects

Many of the officers and directors of the Company serve as directors, officers and/or employees of companies other than the Company. While the Company believes that such officers and directors will be devoting adequate time to effectively manage the Company, there can be no assurance that such other positions will not have an adverse effect on an officer's or director's duties for the Company.

Presently, the Company does not have any established procedures in place to resolve conflicts of interest. However, under the corporate law jurisdiction of British Columbia, directors of the Company are required to disclose their direct and indirect material interest in a transaction to be approved by the Board of Directors of the Company, and abstain from voting on the transaction. Failure to do so will render the director liable to account to the Company for any profits made as a consequence of the Company entering into or performing the proposed contract or transaction; or, unless the contract or transaction was reasonable and fair to the Company at the time it was entered into, and after all disclosure of the nature and extent of his or her interest, it is approved by special resolution.

Board of Directors

Each member of the Board of Directors is elected annually and holds office until the next annual meeting of shareholders or until his successor has been elected or appointed, unless his office is earlier vacated in accordance with the Articles of Association of the Company. Officers serve at the discretion of the Board and are appointed annually. The Board currently has one committee, the Audit Committee.

None of our directors and/or executive officers have been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

None of the Company's directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company. Except as disclosed under "Family Relationships", no director or executive officer of the Company has any family relationship with any other officer or director of the Company.

Audit Committee

The Audit Committee recommends independent accountants to the Company to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews the Company's interim and year-end operating results with the Company's executive officers and the Company's independent accountants, considers the adequacy of the internal accounting controls, considers the audit procedures of the Company and reviews the non-audit services to be performed by the independent accountants. The members of the Audit Committee are Harry Chew, D. Paul Andrews and C. Geoffrey Hampson.

ITEM 6.   EXECUTIVE COMPENSATION.

Compensation of Executive Officers

The following table sets forth in summary form the compensation received by (i) the President of the Company and (ii) by each other executive officer of the Company who received in excess of $100,000 during the three fiscal years of the Company ended November 30, 2001, 2000 and1999:

Summary Compensation Table
Name and Principal Position	Fiscal Year	Annual Compensation			Awards		All Other Compensations
		Salary	Bonus	Other Annual Compensation (1)	Securities Under Options	Restricted Stock Awards
David J.L. Williams Former President(2)	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	$60,000 $60,000 $35,000	243,000 125,000 133,500	Nil Nil Nil	Nil Nil Nil

(1) These monies were paid to TWE Enterprises Ltd., a private B.C. company beneficially owned as to 50% by Mr. Williams and 50% by his spouse, for consulting fees.

(2) Michael Barton was appointed President and Chief Executive Officer on January 1, 2002 and will be compensated through Groundswell Energy Inc., a private Alberta company beneficially owned by Mr. Barton and by his spouse.

The following table reflects certain information regarding stock options granted to Mr. Williams during the fiscal year ended November 30, 2001.

Option Grants as of the Period ended November 30, 2001
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees	Exercise Price	Expiry Date
David J.L. Williams	93,000 150,000 20,000	29.65%	$0.25 $0.15 $0.12	June 5, 2004 April 19, 2004 December 1, 2003

.

The following table reflects certain information concerning the number of unexercised options held by the Mr. Williams and the value of Mr. Williams's unexercised options as of November 30, 2001. 145,000 options were exercised by Mr. Williams during the fiscal year ended November 30, 2001.

Aggregated Option Exercised in 2001 and Option Values
as of the Period ended November 30, 2001
Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Option
			Exercisable	Unexercised
David J.L. Williams	145,000	$26,250	243,000	243,000

.

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. Williams entered into a consultancy agreement dated October 1, 1999, between the Company and TWE Enterprises Ltd. Pursuant to the agreement TWE Enterprises Ltd. will be paid $5,000 per month. On March 1, 2002 by Letter of Agreement, the remuneration to TWE Enterprises Ltd. was reduced to $3,500 per month. There are no other material terms to this agreement.

There are no compensatory plans or arrangements with respect to Mr. Williams resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors and Executive Officers

The following shows the amounts which we expect to pay our executive officers during the year ending November 30, 2002 and the time which our executive officers plan to devote to our business. Mr. Williams and Mr. Harry Chew have entered into consulting and management agreements with the Company. Other than the consulting fees, there are no other material terms to these agreements.

Name	Proposed Compensation	Time to be Devoted to Company's Business
Michael Barton, Director, President and CEO	$4,000 per month (3)	60%
David J.L. Williams, Director, Vice President and Land Manager	$3,500 per month (1)	50%
Harry Chew, Director and CFO	$3,500 per month (2)	40%
D. Paul Andrews, Director	$0	10%
C. Geoffrey Hampson, Director	$0	10%
Sonny Chew, Secretary	$0	25%

(1) David Williams is compensated through consulting fees paid to TWE Enterprises Ltd.

(2) Harry Chew is compensated through consulting fees paid to Myntek Management Services Inc.

(3) Michael Barton is compensated through consulting fees paid to Groundswell Energy Inc.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Canadian Venture Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 702,000 shares of common stock to directors.

Management Contracts

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During the two fiscal years of 2001 and 2000, the Company made the following payments to related parties:

-   $60,000 (2000 - $60,000) for management fees to Myntek, to a company controlled by a director.

-   $60,000 (2000 - $60,000) for consulting fees to TWE Enterprises Ltd., a company controlled by a director.

-   $42,000 (2000 - $24,000) for rent and administrative services to Pacific Paragon Investment Fund Ltd., a company controlled by a director.

-   $28,000 (2000 - $28,750) for accounting fees to Wynson Management Services Inc., a company controlled by an officer of the Company.

-   The Company accrued $5,450 (2000 - $5,691) for post-judgment interest to a former director of the Company. See the audited financial statements of the Company for more details.

-   $5,000 (2000 - $5,000) in respect of fees (included under prepaid expenses in the Company's financial statements) paid to TWE Enterprises Ltd.

The Company entered into a Consulting Services Agreement dated January 1, 2002 with Groundswell Energy Inc. Pursuant to the agreement, Groundswell Energy Inc. will be paid $4,000 per month plus GST to provide the Company with corporate development, management, asset acquisition and disposition services. Michael K. Barton, a director and President and Chief Executive Officer of the Company, is a principal of Groundswell Energy Inc.

Except as otherwise disclosed herein, no director, senior officer, principal shareholder, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Company that has materially affected the Company, or any proposed transaction that would materially affect the Company, except for an interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

The above related party transactions were negotiated and obtained on terms at least as favorable to the Company as the Company could have negotiated or obtained from arms length, unrelated and unaffiliated third parties.

ITEM 8.   DESCRIPTION OF SECURITIES.

Common Stock

The Company's authorized capital consists of 100,000,000 shares of common stock, no par value. At April 30, 2002, there were 14,378,450 shares of common stock issued and outstanding and an additional 3,597,357 shares of common stock have been reserved for issuance pursuant to outstanding special warrants, options and warrants to purchase shares and warrants.

All common stock are of the same class and have the same rights, preferences and limitations. The holders of the shares are entitled to dividends in cash, property or shares as and when declared by the Board of Directors out of funds legally available therefor. We have not paid dividends on our common stock, and we do not anticipate that we will pay dividends in the foreseeable future. Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Upon liquidation, holders of common stock are entitled to share pro rata such assets of the Company as are distributable to the holders of common stock. Upon any liquidation, dissolution or winding up of the business of the Company, after payment or provision for payment of all debts, obligations or liabilities of the Company, the balance of the assets of the Company will be distributed to the holders of common stock. There are no pre-emptive rights or conversion rights attached to the common stock. There are also no redemption or purchase for cancellation or surrender provisions, sinking or purchase fund provisions, or any provisions as to modification, amendment or variation of any such rights or provisions attached to our common stock. The Company's Board of Directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock.

There are no restrictions on the purchase or redemption of common stock by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Options and Warrants outstanding as of April 30, 2002

The Company has issued special warrants, warrants and options which collectively allow the holders to purchase up to 3,597,357 shares of the Company's common stock. Other than the standard provisions for adjustment in the event of consolidations and mergers, the exercise prices, expiry periods and the right of the security holder to exercise into common shares of the Company, there are no other material terms for the special warrants, warrants and options. Michael Barton, the President of the Company, holds 100,000 options which vest 20,000 options per month beginning on February 28, 2002.

Escrow Agreement

The Company has issued a total of 277,344 (post-amalgamation) shares to a total of 5 shareholders at a pre-amalgamation price of $0.01 per share. These shares are referred to under the policies (the "Policies") of the Canadian Venture Exchange ("CDNX") as "performance shares". The performance shares are held as follows:
Names of Shareholder	No. of Performance Shares	% of Issued Share Capital
Harry Chew (1)(2)	98,125	0.68%
David J.L. Williams (1)(2)	98,125	0.68%
C. Geoffrey Hampson (1)(2)	30,000	0.21%
Robert J. Paul	25,547	0.18%
Derek A. Huston	25,547	0.18%
Total:	277,344	1.93%

(1)   As a director of the Company, the shareholder is a principal of the Company as defined under the policies of the B.C. Securities Commission and the CDNX.

(2)   As a senior officer of the Company, the shareholder is a principal of the Company as defined under the policies of the B.C. Securities Commission and the CDNX.

All of these performance shares are held in escrow by the Company's registrar and transfer agent, Computershare Trust Company of Canada, formerly Montreal Trust Company of Canada, Vancouver, British Columbia. Of these, 117,655 are subject to escrow agreements made the 15th day of May, 2000, 51,094 are subject to escrow agreements made the 29th day of August, 1997, and the balance of 108,595 are subject to escrow agreements dated September 16, 1998 (collectively, the "Escrow Agreements").

Pursuant to the terms of the Escrow Agreements, the performance shares are held in escrow subject to the direction or determination of the CDNX. The shares may not be traded in or dealt with in any manner whatsoever without the prior written consent of the CDNX. The performance shares may be released from escrow, on a pro rata basis, based upon the exploration and development expenditures incurred by the Company, as evidenced by the Company's annual audited financial statements. For each $100,000 of exploration and development expenditures incurred by the Company, 15% of the original number of performance shares (to a maximum of 50% in any one year) may be released from escrow. The Company has not yet made an application to the CDNX to release these shares. Any of the performance shares not released from escrow by a date which is ten years from the date the particular escrow agreement was accepted by the CDNX for filing, or where required by the terms of the escrow agreement, will be cancelled.

The Escrow Agreement provides that a holder of performance shares who ceases to be a principal, as defined by applicable securities laws, is entitled to retain any performance shares then held by him and is not obligated to transfer or surrender the shares to the Company or to any other person. On death or bankruptcy, the shares are to be held by the escrow agent for the person legally entitled to become the registered owner of the shares.

PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Information

The Company's shares of common stock have traded on the Canadian Venture Exchange (formerly, the Vancouver Stock Exchange) ("VSE") in Canada since the amalgamation of Pacific and Rodera on March 1, 1999 under the symbol PRD. Prior to the amalgamation, Pacific was trading on the VSE under the symbol PFY and Rodera was trading on the VSE under the symbol ROD. The Company's common stock do not trade on a U.S. market. The Company intends to have its common stock quoted on the OTC Bulletin Board. However, no assurance can be given that our common stock will qualify to be quoted on the OTC Bulletin Board, nor that a market will develop if our common shares are quoted on the OTC Bulletin Board.

The following is a summary of trading, on a quarterly basis, in our common stock on the CDNX during the fiscal years of 2000 and 2001 (stated in Canadian dollars):

The Canadian Venture Exchange (1)(2)

Quarter Ending	High (Cdn$)	Low (Cdn$)	Volume
Feb. 29, 2000	0.65	0.21	2,211,370
May 31, 2000	0.40	0.14	970,155
Aug. 31, 2000	0.40	0.15	1,010,720
Nov. 30, 2000	0.36	0.14	436,547
Feb. 28, 2001	0.23	0.14	775,161
May 31, 2001	0.35	0.16	948,229
Aug. 31, 2001	0.39	0.16	1,922,099
Nov. 30, 2001	0.25	0.13	451,922
February 28, 2001	$0.30	$0.10	2,785,947

(1)  Source of trading information: Canadian Venture Exchange website (www.cdnx.com). Toronto Stock Exchange (www.tse.com)

(2)  Trading commenced on the CDNX on March 1, 1999.

The price for the Company's common stock on the CDNX on April 30, 2002, was Cdn$0.11 (High) and Cdn$0.11 (Low), and the close price was Cdn$0.11. (Source: www.cdnx.com).

Other than described above, our common stock are not and have not been listed or quoted on any other exchange or quotation system.

Shareholders

As of April 30, 2002, the Company had approximately 271 shareholders of record (including nominees and brokers holding street accounts) of the Company's common stock.

Dividends

We have never paid dividends on our common stock. We currently intend to retain earnings for use in our business and do not anticipate paying any dividends in the foreseeable future.

Foreign Private Issuer

Based on our knowledge, after reasonable inquiry as of April 30, 2002, according to the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada, the total number of common shares held of record by residents in the United States is 30,307 shares of common stock, representing approximately 0.21% of the 14,378,450 shares issued and outstanding, which are held by 109 United States residents.

Other Limitations on the Rights of Nonresident or Foreign Shareholders

Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax. See the heading "Taxation" below.

There are no limitations under the laws of Canada or British Columbia or in the Company's Memorandum and Articles on the rights of non-Canadians to hold or vote the common stock. Under the provisions of the Investment Canada Act (the "ICA"), as amended by the Canada-United States Free Trade Implementation Act (Canada) (the "Act"), and the Canada-United States Free Trade Agreement, review and approval of the transaction by the Investment Canada Agency ("Investment Canada"), the federal agency created by the ICA are required where a U.S. person directly acquires control of a Canadian business with assets of more than Cdn$218 million (2002). The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interest of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not, in fact, control the Canadian corporation.

Subject to the comments contained in the following paragraph regarding WTO investors, investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn$5,000,000 or more and all indirect acquisitions of Canadian businesses with assets between Cdn$5,000,000 and Cdn$50,000,000 which represent more than 50% of the value of the total international transaction. (Indirect acquisition means the acquisition of the voting rights of an entity controlling the Canadian corporation.) In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity, which would normally only be notifiable, could be reviewed if the Government of Canada considers it in the public interest to do so.

The Act was amended with the implementation of the agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO Investor rules apply, an investment in shares of the Issuer by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Issuer and the value of the assets of the Issuer is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The WTO Review Threshold is Cdn$218,000,000 (in 2002).

If any non-Canadian, whether or not a WTO Investor, acquires control of the Issuer by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Issuer is a prescribed type of business activity relating to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Issuer, is reviewable if the value of the assets of the Issuer is then Cdn$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Issuer is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Issuer, and the value of the assets of the Issuer and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Issuer forms a part, then the thresholds for a direct acquisition of control as discussed above will apply. That is, a WTO Review threshold of Cdn$218 million (in 2002) for a WTO investor or a threshold of Cdn$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Issuer.

If an investment is reviewable, an application for review in the form prescribed by regulations is normally required to be filed with the agency established by the Act (the "Agency") prior to the investment and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisition may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review, if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired. The Agency will submit the application to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard for other factors where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada.

Additional factors of assessment include (i) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (ii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iii) the effect of the investment on competition within any industry or industries in Canada; (iv) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (v) the contribution of the investment to Canada's ability to compete in world markets.

To insure prompt review and decision, the Act sets certain time limits for the Agency and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquirer that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquirer and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquirer (a) that he is now satisfied that the investment is likely to be of net benefit to Canada or (b) confirming that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquirer may not proceed with the investment or, if the investment has already been consummated, must relinquish control of the Canadian business. The Act authorizes the Minister to give written opinions, binding the Minister, on the application of the Act or regulations to the persons seeking the opinions to the Agency or a designated official. The Act also authorizes the Minister to issue guidelines and interpretations with respect to the application and administration of any provision of the Act or the regulations.

The Act provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which there are criminal penalties.

Enforcement Of Civil Liabilities

The Company is a corporation incorporated under the laws of British Columbia, Canada. Certain of the directors and the Company's professional advisors are residents of Canada or otherwise reside outside of the U.S. All or a substantial portion of the assets of such persons are or may be located outside of the U.S. It may be difficult to effect service of process within the United States upon the Company or upon such directors or professional advisors or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liability of the Company or such persons under U.S. federal securities laws. The Company has been advised that there is doubt as to whether Canadian courts would (i) enforce judgments of U.S. courts obtained against the Company or such directors or professional advisors predicated solely upon the civil liabilities provisions of U.S. federal securities laws, or (ii) impose liabilities in original actions against the Company or such directors and professional advisors predicated solely upon such U.S. laws. However, a judgment against the Company predicated solely upon civil liabilities provisions of such U.S. federal securities laws may be enforceable in Canada if the U.S. court in which such judgment was obtained has a basis for jurisdiction in that matter that would be recognized by a Canadian court.

Taxation

United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common stock. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation-Canadian Federal Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of common stock are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the common stock.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of the common stock who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common stock as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common stock as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common stock.

Distribution on Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of the common stock. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common stock generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the common stock. In particular, a payor or middleman within the U.S. will be required to withhold 31% of any payments to a holder of the common stock of dividends on, or proceeds from the sale of, such common stock within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the common stock.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common stock may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common stock are urged to consult their own tax advisors regarding their particular circumstances.

Disposition of common stock

A U.S. Holder will recognize gain or loss upon the sale of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common stock. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common stock are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common stock are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common stock:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company's gross income for such year was "foreign personal holding company income" (e.g. dividends, interest and similar income), the Company may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common stock would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common stock to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which produce or are held for the production of passive income. U.S. Holders owning common stock of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common stock of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime of section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. This alternative will apply to taxable years of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

The Company believes that it was not a PFIC for its 2001 fiscal year and does not believe that it will be a PFIC for the 2002 fiscal year. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company ("United States Shareholder"), the Company could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common stock which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

Canadian Federal Income Tax Considerations

The following summarizes certain Canadian federal income tax considerations generally applicable to the holding and disposition of common stock by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with the Company, is not affiliated with the Company, holds the common stock as capital property, is not a "financial institution" and does not use or hold the common stock in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the "Treaty"), is a resident of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common stock in connection with a permanent establishment or fixed base in Canada. Each such holder who meets all such criteria in clauses (a) and (b) is referred to herein as a "U.S. Holder." Except as otherwise expressly provided, the summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Customs and Revenue Agency, formerly known as Revenue Canada. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian income tax consequences. The tax consequences to any particular holder will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder's particular circumstances. Each holder is urged to consult the holder's own tax advisors with respect to the income tax consequences applicable to the holder's own particular circumstances.

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by the Company are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of our voting shares).

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 5 year period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length (or the U.S. Holder together with such persons) owned, or had options, warrants or other rights to acquire, 25% or more of our issued shares of any class or series. In the case of a U.S. Holder to whom common stock represent taxable Canadian property, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares in the open market by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada. We believe that the value of our common stock is not derived principally from real property situated in Canada, and that no tax will therefore be payable under the Tax Act on a capital gain realized by a U.S. Holder on a disposition of common stock in the open market

ITEM 2.   LEGAL PROCEEDINGS.

There are no material pending legal proceedings to which the Company is or is likely to be a party or of which any of its subsidiaries or properties are or are likely to be the subject except as discussed below.

Pursuant to a judgment obtained the 28th day of May, 1997, the Supreme Court of British Columbia has ordered that our predecessor company Pacific pay to Mike King, a former director and officer of Pacific, $111,755 plus pre-judgement interest of $7,075 for a total of $118,830, for unpaid accrued wages, car allowance, medical coverage and contractual termination payout.

$38,600 has been paid under a garnishing order. As of the date hereof, the balance of the judgment remains unpaid. An additional claim by Mr. King for $24,349 in respect of certain costs has not been agreed to or assessed by the Court.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has had no disagreements with its independent accountants.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the Registrant has sold the following securities which were not registered under the Securities Act of 1933, as amended.

Subscribers	Date	Securities	Consideration
52 shareholders for which the issuance of shares to 9 U.S. shareholders relied on Section 3(a)(10) of the Securities Act of 1933	March 1, 1999	2,183,030 shares and warrants to acquire up to 498,750 shares	all of the issued and outstanding shares of Pacific and Rodera, pursuant to the amalgamation of Pacific and Rodera
1 subscriber Canada	June 7, 1999	100,000 special warrants (each special warrant was exercised into one share)	$26,000 cash (shares for debt)
29 subscribers Canada	June 7, 1999	1 year convertible notes (these notes were converted into 1,600,000 shares and 1,600,000 share purchase warrants, each warrant is exercisable into one share at $0.25/$0.32 per share)	$400,000 cash
10 optionees (officers, directors or employees) Canada	August 9, 1999	stock options (exercisable into 327,000 shares, expiring July 20, 2002) at $0.22 per share	none
8 optionees (officers, directors or employees) Canada	October 19, 1999	stock options (exercisable into 327,000 shares, expiring October 8, 2002) at $0.48 per share	none
5 subscribers Canada	December 20, 1999

986,250 (flow-through) special warrants (each special warrant was converted into one share).

375,000 (non flow-through) special warrants (each special warrant is convertible into one common share and one 1-year share purchase warrant, exercisable at $0.50 per share).

136,125 agent's special warrants (each special warrant is convertible into one agent's warrant. Each agent's warrant is exercisable at $0.50 per share for 6 months).

$544,500 cash. The 136,125 agent's special warrants were issued to Canaccord Capital Corporation, a British Columbia brokerage firm, as finder's fee. In addition, the Company paid Canaccord $40,837.50 cash as an additional finder's fee.

5 subscribers Canada	March, 2000	2,130,000 shares and 1,970,000 share purchase warrants, exercisable at $0.25/$0.33 per share, expiring March, 2002	$492,500 cash. Of the 2,130,000 shares issued, 160,000 shares were issued as finder's fee to 461886 B.C. Ltd., a British Columbia company.
9 optionees (officers, directors or employees) Canada	June 13, 2000	stock options (exercisable into 382,000 shares, expiring May 26, 2003) at $0.11 per share	none
3 subscribers Canada	June 20, 2000	156,874 shares	$1,568.74 cash
9 optionees (officers, directors or employees) Canada	December 13, 2000	stock options (exercisable into 160,000 shares, expiring December 1, 2003) at $0.12 per share	none
6 subscribers Canada	December 28, 2000	1,000,000 shares and 1,000,000 share purchase warrants. Each warrant is exercisable at $0.18/$0.21 per share, expiring December 27, 2002	$180,000 cash. The Company paid Canaccord Capital Corporation $7,920.00 cash for finder's fee.
6 optionees (officers, directors or employees) Canada	April 27, 2001	stock options (exercisable into 342,000 shares, expiring April 19, 2004) at $0.15 per share	none
9 optionees (officers, directors or employees) Canada	June 8, 2001	stock options (exercisable into 385,000 shares, expiring June 5, 2004) at $0.25 per share	none
13 subscribers Canada	July 19, 2001	1,220,714 special warrants (each special warrant is convertible into one share and one-half 2-year share purchase warrant, exercisable at $0.30/$0.36 per share)	$341,800 cash. The Company paid Haywood Securities Inc., a British Columbia brokerage firm, $7,500.00 cash for finder's fee.
2 optionees (officers, directors or employees) Canada	December 14, 2001	stock options (exercisable into 369,000 shares, expiring December 14, 2004) at $0.10 per share	none
10 subscribers Canada	January 11, 2002	1,700,000 flow-through common shares at $0.15 per share	$255,000 cash. The Company paid Canaccord Capital Corporation $10,500 cash for finder's fee
5 subscribers Canada	January 23, 2002	500,000 shares and 500,000 share purchase warrants. Each warrant is exercisable at $0.12 per share for a two year period	$60,000 cash
10 subscribers Canada	February 7, 2002	337,000 stock options (exercisable into 337,000 shares, expiring February 7, 2005) at $0.12 per share	none

In connection with each of the above issuances of securities, except where indicated, the Company relied on the exclusion from registration provided by Rule 903(b)(1) of Regulation S under the Securities Act of 1933, as amended. In each case, except where indicated, the securities were issued by the Company, a "foreign issuer," as defined by Regulation S, to persons outside the United States.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company Act (British Columbia) provides that we may, with the approval of the Supreme Court of British Columbia, indemnify a director or former director against all costs and charges reasonably incurred by a director in that capacity.

The Company presently does not provide for indemnification of any kind for officers and directors.

PART F/S

Copy of the Company's audited financial statements for the fiscal years ended November 30, 2001 and 2000.

PACIFIC RODERA VENTURES INC.

FINANCIAL STATEMENTS

NOVEMBER 30, 2001 AND 2000

(PREPARED IN CANADIAN DOLLARS)

AUDITOR'S REPORT

BALANCE SHEETS

STATEMENTS OF DEFERRED EXPLORATION COSTS
OF OIL AND GAS INTERESTS

STATEMENTS OF OPERATIONS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.
CERTIFIED GENERAL ACCOUNTANT
SUITE 1104 - 750 WEST PENDER ST.
VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2T8
Jerry A. Minni, C.G.A. *
Geoffrey S. V. Pang, C.G.A., FCCA
* Incorporated Professional
** Associate

AUDITOR'S REPORT

To the Shareholders,
Pacific Rodera Ventures Inc.

I have audited the balance sheets of PACIFIC RODERA VENTURES INC. as at November 30, 2001 and 2000 and the statements of operations, deficit, deferred exploration costs for oil and gas interests, and cash flows for the years then ended ("Financial Statements"). These Financial Statements are the responsibility of the Company's management. My responsibility is to express an opinion on these Financial Statements based on my audit.

With respect to the Financial Statements I have conducted my audit in accordance with Canadian generally accepted auditing standards and the United States generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these Financial Statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, I report that, in my opinion, these principles have been applied on a basis consistent with those of the preceding year.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of generally accepted accounting principles in the United States would have affected the Company's financial position and results of operation to the extent summarized in the Note 14 to these Financial Statements.

"J.A. Minni & Associates Inc."
CERTIFIED GENERAL ACCOUNTANT

Vancouver, BC
March 20, 2002

COMMENTS FOR US READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the Financial Statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the Financial Statements. My report to the shareholders dated March 20, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the Financial Statements.

"J.A. Minni & Associates Inc."

CERTIFIED GENERAL ACCOUNTANT

Vancouver, BC

March 20, 2002

PACIFIC RODERA VENTURES INC.

BALANCE SHEETS

AS AT NOVEMBER 30, 2001 AND 2000

ASSETS
	2001	2000
CURRENT ASSETS
Cash	$372,788	$266,302
Cash in trust	15,000	---
Accounts receivable (Note 3)	64,097	28,736
Due from related parties (Note 4)	57,835	69,240
Prepaid expenses	12,653	7,000
Interest receivable	---	9,889
	522,373	381,167

RESTRICTED CASH (Note 5)	187,759	523,641

PROPERTY AND EQUIPMENT (Note 6)	1,212, 830	1,077,852

	$1,922,962	$1,982,660

LIABILITIES
	2001	2000
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$144,872	$264,158
Interest payable	---	18,715
Due to related parties (Note 4)	500	500

	145,372	283,373

SHAREHOLDERS' EQUITY (DEFICIENCY)
	2001	2000
SPECIAL WARRANTS (Note 7)	334,300	---
CONVERTIBLE NOTES (Note 8)	---	325,000
SHARE CAPITAL (Note 9)	16,203,560	15,749,710
DEFICIT	(14,760,270)	(14,375,423)
	1,777,590	1,699,287
	$1,922,962	$1,982,660

APPROVED BY THE DIRECTORS:

/s/ "Harry Chew"

/s/ "David J.L. Williams"

The accompanying notes are an integral part of the financial statements.

PACIFIC RODERA VENTURES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED NOVEMBER 30, 2001, 2000 AND 1999
	2001	2000	1999
REVENUE
Interests and other income	$ 12,495	$101,484	$ 62
EXPENSES
Advertising and promotion	12,746	20,215	12,769
Amortization	1,932	2,375	1,442
Bad and doubtful debt (Note 3)	34,296	91,595	---
Consulting fees	123,200	83,000	47,584
Financing fee	---	---	24,300
Interest and bank charges	7,974	34,234	25,612
Interest in oil and gas properties written off	---	---	192,143
Interest to former director	5,450	5,691	17,891
Management fees	60,000	60,000	35,000
Mineral properties written off	---	---	557,909
Office and administration	20,676	15,177	34,489
Professional fees - legal	34,298	122,941	125,270
Professional fees - accounting and audit	34,500	42,050	31,600
Rent	42,000	24,000	24,000
Shareholder relations	2,677	2,453	6,502
Transfer agent and regulatory fees	16,249	17,932	25,291
Travel and accommodation	1,344	10,806	11,284

	397,342	532,469	1,173,086

NET LOSS FOR THE YEAR	(384,847)	(430,985)	(1,173,024)

DEFICIT, BEGINNING OF YEAR	(14,375,423)	(13,944,438)	(12,771,414)

DEFICIT, END OF YEAR	$(14,760,270)	$(14,375,423)	$(13,944,438)

LOSS PER SHARE	$ (0.04)	$ (0.07)	$ (0.36)

WEIGHTED AVERAGE SHARES	10,373,585	6,156,929	3,258,400

The accompanying notes are an integral part of the financial statements

PACIFIC RODERA VENTURES INC.

STATEMENTS OF DEFERRED EXPLORATION COSTS OF OIL AND GAS INTERESTS

FOR THE YEARS ENDED NOVEMBER 30, 2001, 2000 AND 1999
	2001	2000	1999
EXPENDITURES
Drilling	$ 19,460	$174,804	$293,401
Consulting, geophysical and other professional fees	7,924	292,300	48,891
Reports, mapping and filing fees	6,571	7,804	13,670
Seismic	88,055	20,836	32,096
Field works	14,818	---	---
Share of Joint Venture overhead and general expenses	82	4,079	37,543
	136,910	499,823	425,601

DEFERRED EXPLORATION COSTS,
BEGINNING OF YEAR	761,704	489,059	79,534
	898,614	988,882	505,135

PROCEED FROM DISPOSITION OF INTEREST (Note 6(a))	---	(227,178)	(16,076)

DEFERRED EXPLORATION COSTS, END OF YEAR (Note 6)	$898,614	$761,704	$489,059

The accompanying notes are an integral part of the financial statements.

PACIFIC RODERA VENTURES INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED NOVEMBER 30, 2001, 2000 AND 1999
	2001	2000	1999
OPERATING ACTIVITIES
Net loss for the year	$(384,847)	$(430,985)	$(1,173,024)
Items not involving cash:
Amortization	1,932	2,375	1,442
Mineral properties written off	---	---	557,909
Interest in oil and gas written off	---	---	192,143
	(382,915)	(428,610)	(421,530)
Cash provided (used) by net changes in
non-cash working capital items	(157,721)	(269,462)	511,054
	(540,636)	(698,072)	89,524

INVESTING ACTIVITIES
Additions to capital assets	---	---	(11,272)
Refundable deposit	335,882	(220,365)	---
Oil and gas properties expenditure	(136,910)	(541,977)	(634,005)
	198,972	(762,342)	(645,277)

FINANCING ACTIVITIES
Proceeds from disposition of interest in oil
and gas properties	---	496,873	---
Deferred share issue costs	---	---	(99,046)
Issuance of special warrants	334,300	---	26,000
Issuance of convertible notes	(325,000)	(75,000)	150,000
Proceeds from issuance of shares	453,850	1,023,746	731,819
	463,150	1,445,619	808,773

INCREASE (DECREASE) IN CASH	121,486	(14,795)	253,020

CASH, BEGINNING OF YEAR	266,302	281,097	28,077

CASH, END OF YEAR	$387,788	$266,302	$281,097

REPRESENTED BY:
Cash	$372,788	$266,302	$281,097
Cash in trust	15,000	---	---
	$387,788	$266,302	$281,097

The accompanying notes are an integral part of the financial statements.

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

1. NATURE OF OPERATIONS

The Company is in the exploration for and development of oil and gas properties, and has not yet determined whether they contain reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown under property and equipment is dependent upon the discovery of economically recoverable petroleum and natural gas reserves, confirmation of the Company's interest in the underlying claims and prospects, the ability of the Company to obtain the necessary financing to meet its share of commitments and upon future profitable production.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Oil and Gas Properties

The Company follows the full-cost method of accounting for oil and gas properties whereby all costs incurred for acquisition, exploration and development of oil and gas reserves are capitalized. All costs are accumulated in one cost centre, Canada. Proceeds from the sale or assignment of interests in oil and gas properties will be applied against the capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Depletion of exploration and development costs will be provided upon commencement of commercial production using the unit of production based upon estimated proven oil and gas reserves. Undepleted costs of proven properties in excess of the discounted future revenue attributable to proven recoverable reserves are charged to operations when such determinations are made. The amount shown as property and equipment represents unamortized costs to date and do not necessarily reflect present or future values.

b) General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

c) Joint Venture Operations

Substantially all of the Company's exploration activities are conducted jointly with International Frontier Resources Ltd. and others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

d) Capital Assets

Capital assets are recorded at cost and are amortized at 20% on the declining balance basis over their estimated useful lives. Further, capital assets are amortized at one-half of the annual rates in the year of acquisition.

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

e) Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas require the use of management estimates relate to the determination of impairment of oil and gas properties. Actual results could differ from those estimates.

f) Loss per Share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings per share has not been provided because it is anti-dilutive.

g) Financial Instruments

The carrying value of cash, accounts receivable, prepaid expenses, amounts due from related parties, refundable deposits and current liabilities approximate fair market value because of the short-term maturity of these instruments.

h) Stock-based Compensation

No compensation expense is recognized when stock options are issued to employees and directors. Any consideration paid by them on exercise of stock options is credited to share capital. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant.

i) Escrowed Shares

Shares issued with escrow restrictions are recorded at their issue price and are not revalued upon release from escrow. They are included in determining the weighted average number of shares outstanding used in the calculation of loss per share.

j) Income Taxes

The asset and liability method is used for determining income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the accounting basis and the tax basis of the assets and liabilities, and are measured using the tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

3. ACCOUNTS RECEIVABLE

This includes expenses of $25,295 overcharged, and interest of $91,595 claimed by the Company against Frontier in respect of the refundable deposit given to Frontier to secure a Letter of Credit in connection with the bid for EL 391. An additional provision for bad and doubtful debt of $25,295 (2000-$91,595) was made as the debts were in dispute.

4. DUE TO OR FROM RELATED PARTIES

The amounts due to or from related parties are non-interest bearing and unsecured, with no fixed terms of repayment.

5. RESTRICTED CASH

Bank deposits were made as securities on three irrevocable standby letters of credit for the same amounts given by the bank to the Receiver General of Canada on behalf of the Company. The amounts represent the Company's shares of contribution to the successful bids to acquire the various prospects in the Northwest Territories (See Note 6). The deposits will be refundable on the basis of 25% of allowable expenditure.

6. PROPERTY AND EQUIPMENT

	2001	2000
Oil and gas properties	$1,204,334	$1,067,424
Equipment	18,667	18,667
	1,223,001	1,086,091

Accumulated amortization	10,171	8,239
	$1,212,830	$1,077,852

Interests in oil and gas properties include the following acquisition costs and deferred exploration and development expenditures:

		Deferred
	Acquisition	Expenditures	2001	2000
	Costs	Costs	Total	Total
Northwest Territories Prospects	$ ---	$ 776,603	$ 776,603	$ 643,038
Montana Prospect	72,241	37,846	110,087	110,087
Saskatchewan Prospects	99,448	25,872	125,320	125,320
Tulita Properties	---	35,738	35,738	33,757
Alaska Property	100,000	4,780	104,780	104,780
Innes Property	34,031	17,775	51,806	50,442

	$ 305,720	$ 898,614	$1,204,334	$1,067,424

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

6. PROPERTY AND EQUIPMENT - continued

Pursuant to a joint venture agreement dated October 21, 1997 with International Frontier Resources Ltd. ("Frontier") the Company participates in oil and gas exploration programs in respect of various prospects acquired by Frontier, including prospects to be acquired. As consideration, the Company is required to meet certain expenditures and work commitment requirements for each prospect.

Further, the Company paid $30,000 and issued 200,000 pre-amalgamation common shares as contribution to and reimbursement of the costs and efforts expended by Frontier in acquiring the prospects. The Company also contributed to Frontier's recoverable costs in accordance with the agreement. These recoverable costs together with the fair market value of shares issued were apportioned to the various prospects.

a) Northwest Territories Prospects

EL 391

Pursuant to the seismic option agreement dated March 12, 1998 between Northrock Resources Ltd. ("Northrock") and Frontier, the Company's interest was 20% upon payment of 25% of the minimum required exploration expenditures of $4,000,000.

Pursuant to a letter of agreement dated July 23, 1999 between the Company, Northrock, Frontier and Berkley Petroleum Corp. ("Berkley"), Berkley (now known as Anadarko Canada Acquisition Corporation) agreed to participate in the drilling of test wells. The Company's share of the exploration expenditures shall be 6.25% or 9.75% in the event that costs exceed more than 50% of the authorized expenditure ("AFE"). If the expenditures exceed 100% of the AFE, the Company shall share 13.25% of the costs, while its interest shall be 13.25%.

Pursuant to a sale and purchase agreement dated August 28, 2000, with EOG Resources Canada Inc. ("EOG") and to a financing and joint venture agreement with EOG and Frontier, the Company sold and conveyed to EOG a 3.7857% interest in the Company's EL 391 and TDL Freehold acreage (Tulita Properties) for $496,873. EOG will fund on behalf of the Company up to a maximum total of $1,490,625 in exploration expenditure on EL 397 to earn a further 2.8393% interest in EL 391 and the TDL Freehold acreage. In addition, EOG granted the Company an option to participate in an exploration program on EL 401 (Parcel 5). As consideration, the Company must pay an undivided 2.839% of the successful work program of $12,760,000 to earn an undivided 1.89% working interest on EL 401.

The sale price of $496,873 was set off first against the acquisition costs of Northwest Territories - EL 391 ($130,666), Tulita Properties ($139,029), and the balance of $227,178 against the deferred expenditure of EL 391.

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

6. PROPERTY AND EQUIPMENT - continued

a) Northwest Territories Prospects - continued

EL 391 - continued

Pursuant to a letter of Amendment dated February 28, 2001, the Company immediately conveyed to EOG an additional 2.839% in EL 391 and the Tulita Land. In exchange, EOG replaced a letter of credit on behalf of the Company for $372,655 on EL 397, and guaranteed the refund of $124,220 which was the portion of the Company's remaining letter of credit on EL 397.

The Company shall earn a net 6.625% working interest on this prospect by sharing 6.625% of all exploration expenditures.

The prospect is subject to a 5% N.P.I. and 5% G.O.R. as well as crown royalty.

EL 397

During the year ended November 30, 2000, the Company, along with its partners, Northrock, EOG, Berkley and Frontier were successful in bidding for Parcel 1, designated as EL 397, for a work program bid of $16,580,000 in the Central Mackenzie Valley area of the Northwest Territories. The consortium had committed to spend $16,580,000 on EL 397 and had posted a gross work deposit of $4,145,000, which represents 25% of the commitment to future exploration on this block. The Company shall have a 6.625% interest in this prospect.

EL 416

A consortium consisting of Northrock, Frontier, EOG, Anadarko and the Company was successful in a bid to acquire the oil and gas exploration rights to Parcel No. 6 ("EL 416") in the Central Mackenzie Valley of the NWT. The consortium's successful bid was for a work commitment of $1,526,430. The company has a working interest of 6.625%.

EL 401

In connection with the sale and purchase agreement dated August 28, 2000 relating to the sale of a 2.8393 % interest in EL 391 to EOG, the Company was granted an option to participate in an exploration program on Parcel No. 5 ("EL 401"). The option was exercised by the Company on October 27, 2000. The Company is committed to pay 2.83% of $12,760,000 to earn a 1.89% share in EL 401.

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

6. PROPERTY AND EQUIPMENT - continued

b) Montana Prospect

The Company has the option to earn a 66 2/3% working interest upon paying 80% of the land and lease acquisition payments and exploration program expenditures totaling $500,000 in a prospect located in the State of Montana, U.S.A. The prospect is subject to a 5% G.O.R. and a 12.5% freehold royalty. To date, the Company had paid $43,124 for land and leases.

c) Saskatchewan Prospects - Midale

Pursuant to an option agreement dated February 5, 1998 as amended September 1, 1999 between Frontier and Richfield to acquire interests in Freehold PNG leases in the Midale Lands, the Company has agreed to acquire 31.25% working interest (50% of 5/8 leasehold rights) in the Midale leases upon paying third party cost of $19,500 and 66 2/3% of the land costs ($56,666 paid). The Midale leases are subject to a 18% freehold royalties and to a 2% G.O.R

d) Tulita Properties

Pursuant to a lease agreement dated July 16, 1998, the Company shall earn a 40% interest in the lease granted by the Tulita District Land Corporation ("TDL") to Frontier. The lease covers nine individual parcels of land in the Fort Norman area of the Northwest Territories, of which two parcels are within the joint ventures EL 391. The Company was required to pay its 50% share of lease costs estimated to be $550,000 and a $1,000,000 seismic program. The properties are subject to a 15% G.O.R.R. and a 1% G.O.R. to Frontier and to a 5% net profits interest.

Frontier, as agent for and on behalf of the Company entered into a seismic option agreement with Northrock Resources Ltd. As a result, the Company's interest was reduced to 20% for the nine parcels (TDL acreage) upon payment for its 17.5% share of costs amounting to $271,250.

Further to a letter of agreement between the Company, Northrock, Frontier and Berkley, Berkley agreed to participate in two $1,000,000 seismic programs. Berkley shall pay the first $700,000 of the first seismic program. Thereafter, 13.25% of the costs shall be paid by the Company. The Company shall be reimbursed 32.5% of certain expenditures which were previously incurred. The working interest of the Company shall be reduced to 13.25%.

Pursuant to the sale and purchase agreement, and the financing and joint venture agreement, both with EOG, the Company's interest in the TDL acreage has been reduced to 6.625%. See also Note 6(a) above.

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

6. PROPERTY AND EQUIPMENT - continued

e) Alaska Property

Pursuant to the terms of the joint venture agreement with International Frontier Resources Ltd. ("Frontier") the Company paid $100,000 to participate in Frontier's bid for and acquiring prospective acreage in the Alaska North Slope area. To earn 28% of Frontier's working/equity interest in the lands and leases, the Company is required to pay 35% of Frontier's share of the bid.

f) Innes Property, Saskatchewan

On June 3, 1999, the Company entered into a participation agreement with Cigar, Oil & Gas Ltd., International Frontier Resources Ltd. and 773000 Alberta Ltd. ("Potter") to acquire land of mutual interest. The Company's participating interest shall be 30% in respect of any lands acquired before March 22, 2000 within the area of mutual interest. If the land is acquired at a provincial crown sale, the parties shall pay the acquiring party their participating interest share of the acquisition costs. The property is subject to crown royalty.

Potter has generated an exploration prospect comprising of 12 parcels of land. As consideration the Company paid $34,031 being 331/3% of the costs of acquiring these 12 parcels.

7. SPECIAL WARRANTS

During the year the Company issued 1,220,714 special warrants exercisable at a price of $0.28 per special warrant. Each special warrant is exercisable into one common share and one half non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share at $0.30 per share in the first year and at $.36 per share in the second year.

8. CONVERTIBLE NOTES

These convertible notes, bear interest at prime plus 2%, calculated and payable annually. They were convertible into units consisting of one common share and one share purchase warrant at $0.25 of principal outstanding. Each warrant entitled the holder to purchase one common share at the price of $0.32, and expired on April 15, 2001. Out of total amount of $325,000, $95,000 had been paid off during the year, together with the interest thereon. The remaining balance of $230,000 had been converted into 920,000 common shares at $0.25 of principal outstanding.

9. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

9. SHARE CAPITAL - continued

b) Issued and fully paid

	Number of Shares	Amount
Balance, November 30, 1999	4,569,820	$14,699,964
Issued pursuant to conversion of
convertible notes	300,000	75,000
Issued pursuant to exercise of special
warrants	100,000	26,000
Issuance of additional performance
shares	156,874	1,569
Issuance of flow through special
warrants	986,250	345,290
Issuance of non flow through special
warrants	375,000	137,373
Issued pursuant to a private placement	1,970,000	464,514
Issued as finder's fee	160,000	---
Cancellation of escrow shares	(5,208)	---
Balance, November 30, 2000	8,612,736	$15,749,710

Issued pursuant to conversion of
convertible notes	920,000	230,000
Issued pursuant to private placement
of flow-though shares	1,000,000	169,920
Issued pursuant to exercise of stock
options	475,000	53,930
Balance, November 30, 2001	11,007,736	$16,203,560

c) Flow-through shares

During the year ended November 30, 2001 the Company incurred $142,178 of the exploration cost on behalf of shareholders pursuant to flow-through share subscription agreements. The tax advantages applicable to $142,178 of the exploration costs incurred by the Company are available to the subscribers of the shares and not to the Company.

d) Shares Held in Escrow

As at November 30, 2001, 369,792 (2000 - 369,792) common shares of the Company are subject to escrow agreements and may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

9. SHARE CAPITAL - continued

e) Share Purchase Warrants

As at November 30, 2001 the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

1,970,000	$0.33	February 7, 2002
1,000,000	$0.18	December 28, 2001
	$0.21	December 28, 2002
610,357	$0.30	July 12, 2002
	$0.36	July 12, 2003

See also Note 12.

f) Stock Options

As at November 30, 2001, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
317,500	$0.48	October 8, 2002
15,000	$0.11	May 26, 2003
22,000	$0.12	December 1, 2003
385,000	$0.25	June 5, 2004
317,000	$0.15	April 19, 2004

See also Note 12.

10. RELATED PARTY TRANSACTIONS

    During the year the Company paid $60,000 (2000 - $60,000) for management fees to a company controlled by a director.
    During the year the Company paid $60,000 (2000 - $60,000) for consulting fees to a company controlled by a director.
    During the year the Company paid $42,000 (2000 - $24,000) for rent to a company controlled by a director.
    During the year the Company paid $28,500 (2000 - $28,750) for accounting fees to a company controlled by an officer of the Company.
    There were no convertible notes issued to the directors or their companies during the year (2000-$105,000).

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

10. RELATED PARTY TRANSACTIONS - continued

    Included under prepaid expenses are $5,000 (2000 - $5,000) in respect of consulting fees paid to a company controlled by a director.
    During the year the Company accrued $5,450 (2000 - $5,691) for post-judgment interest to a former director. See Note 11.

11. CONTINGENT LIABILITIES

a) Judgment was rendered in favour of a former director in the amount of $111,755, plus pre-judgment interest in the amount of $7,075 for breach of the employment contract of which $38,600 had already been paid under a garnishing order, and the balance had been fully provided for in these financial statements. No provision has been made, however, in respect of certain costs amounting to $24,349 claimed by the former director which have not been agreed to, or assessed by the court. During the year, provision has been made of $5,450 (2000-$5,691) for post-judgment interest.

b) There is contingent liability in respect of three irrevocable letters of credit for $187,759 (2000-$523,042), given by the bank to the Receiver General of Canada, on behalf of the Company, for its share of a refundable work deposits on the various prospects in the Northwest Territories. (See Note 5). The letters of credit are secured by an assignment of cash of equal amounts. The Company is contingently liable under the letters of credit for any portion of the work commitment not fulfilled.

12. SUBSEQUENT EVENTS

a) Subsequent to November 30, 2001, 3,000 of the 317,500 stock options exercisable at $0.48 per share had lapsed, and the balance of 314,500 stock options had been cancelled by the Company.

b) Subsequent to November 30, 2001, stock options were granted to the directors, officers and employees of the Company as follows:

Number of Shares	Exercise Price	Expiring Date
337,000	$0.12	February 7, 2005
369,000	$0.10	December 14, 2004

c) Subsequent to November 30, 2001, the Company issued 500,000 units at a price of $0.12 per unit for proceeds of $60,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.12 for a period of two years.

d) Subsequent to November 30, 2001, the Company issued 1,700,000 flow- through shares at a price of $0.15 per flow-through share for proceeds of $255,000.

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

12. SUBSEQUENT EVENTS - continued

e) Subsequent to November 30, 2001, the Company had entered into a consulting services agreement with a company controlled by a director of the Company. Under the agreement, a monthly fee of $4,000 plus GST will be paid by the Company commencing January 1, 2002 to December 31, 2003. The Company will also grant altogether 450,000 incentive stock options to the director, and the company shall be entitled to a bonus fee, subject to shareholder and regulatory approval.

13. INCOME TAXES

The Company has incurred significant operating losses amounting to approximately $3,286,000 which, if unutilized, will expire in future years.

In addition, the Company has Canadian exploration and development expenditures, Canadian oil and gas expenditures, foreign exploration and development expenditures of approximately $2,177,000 which are available to reduce future taxable income. The Company also has capital losses of $32,739.

Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.

14. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

a) Escrow shares

Under Canadian GAAP shares issued with escrow restrictions are recorded at their issue price and are not revalued upon release from escrow. Under U.S. GAAP escrow shares which are released upon the Company meeting certain performance criteria are considered to be contingently issuable. These shares are excluded from the weighted average shares calculation and the difference between the fair value of the shares at the time of their release from escrow and the shares original issue price is accounted for as a compensation expense at the time the shares are released from escrow. No common shares were released from escrow during the years ended 1999, 2000 and 2001.

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

14. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES - continued

b) Loss Per Share

SFAS No. 128 requires that the Company report basic loss per share, as well as diluted loss per share. Under US GAAP basic loss per share is calculated by dividing loss over the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company meeting certain performance criteria. Under Canadian GAAP the calculation of basic loss per share is similar except that escrowed shares are included in determining the weighted average number of shares outstanding. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Diluted loss per share has not been disclosed as the exercise of the Company's outstanding options and warrants would be anti-dilutive.

	2001	2000	1999
Weighted average number of
shares outstanding:
Per Canadian GAAP	10,373,585	6,156,929	3,258,400

Per US GAAP	10,003,793	5,787,137	3,040,274

Net loss per Canadian GAAP	$(384,847)	$(430,985)	$(1,173,024)

Net loss per US GAAP	$(384,847)	$(430,985)	$(615,115)

Basic loss per share per US GAAP	$ (0.04)	$ (0.07)	$ (0.20)

Basic loss per share per Canadian GAAP	$ (0.04)	$ (0.07)	$ (0.36)

c) Oil and Gas Properties

Under both Canadian and U.S. GAAP, periodic assessments of unproved properties are made to determine whether they have been impaired, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Non-compliance with terms of licences, drilling of dry holes and no further plans for continued drilling, long holding periods of unproved properties would be an indication of impairment. In performing the assessment or review for recoverability, the Company should estimate future cash flows expected to result from the property and its eventual disposition. If the sum of the expected future cash flow (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The Company is currently conducting exploration works, through joint venture, on its oil and gas properties and has not yet discovered any of its properties which may be impaired.

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

14. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES - continued

d) Mineral Properties and Deffered Exploraiton

In accordance with U.S. GAAP costs related to acquisition and exploration activities are generally expensed, whereas under Canadian GAAP such costs are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis over proven and probable reserves, or until the properties are abandoned or sold, at which time the deferred costs are written off. As a result, acquisition and exploration costs have been expensed under U.S. GAAP in the year such costs were incurred.

e) Flow-through shares

Under SFAS 109 for flow-through funding shares by the Company (See Note 9(c)), under U.S. GAAP the difference between the proceeds from the shares issued as flow-through shares and the fair value of the shares issued without the flow-through feature is recorded as a liability at the date the shares are sold by the Company. As these funds, which are restricted and required to be spent on expenses qualifying for renunciation to investors, are spent the liability is recorded to income.

The Company has issued all its flow-through shares at the market price of its shares without the flow-through feature and therefore no liability is required to be recorded.

f) Stock Options

The Company follows APB 25 for options granted to employees and directors. For employees and directors, compensation expense is recogniz ed under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. The exercise price of the stock options outstanding to employees and directors is equal or exceeds the market value of the shares at the date granted and at the date of re-pricing, therefore, no compensation expense is recognised for US GAAP purposes.

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

14. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES - continued

The impact of the foregoing on the financial statements is as follows:

Balance Sheets	2001	2000	1999

Total assets per Canadian GAAP	$1,922,962	$1,982,660	$1,747,344

Adjustments	---	---	---

Total assets per US GAAP	$1,922,962	$1,982,660	$1,747,344

Total liabilities per Canadian GAAP	$145,372	$283,373	$565,818

Convertible note paid off subsequently	---	95,000	95,000

	$145,372	$378,373	$660,818

Deficit, end of period per Canadian GAAP	$(14,760,270)	$(14,375,423)	$(13,944,438)

Adjustments	---	---	---

Deficit, end of period per US GAAP	(14,760,270)	(14,375,423)	(13,944,438)

Share capital per Canadian GAAP	16,203,560	15,749,710	14,699,964

Special warrants	334,300	---	26,000

Convertible notes	---	230,000	305,000

Total shareholders' equity per US GAAP	$1,777,590	$1,604,287	$1,086,526

PACIFIC RODERA VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001, 2000 AND 1999

Statements of Deficit	2001	2000	1999

Net loss per Canadian GAAP	$(384,847)	$(430,985)	$(1,173,024)

Adjustment for mineral properties incurred
in previous years written off	---	---	557,909

Net loss per US GAAP	$(384,847)	$(430,985)	$(615,115)

Statements at cash flows	2001	2000	1999

Cash flows from operating activities
per Canadian GAAP	$(540,636)	$(698,072)	$89,524

Adjustments	---	---	---

Cash flows from operating
activities per US GAAP	(540,636)	(698,072)	89,524

Cash flows from financing activities
per Canadian GAAP	463,150	1,445,619	808,773

Adjustments	---	---	---

Cash flows from financing activities
per US GAAP	463,150	1,445,619	808,773

Cash flows from investing activities
per Canadian GAAP	198,972	(762,342)	(645,277)

Adjustments	---	---	---

Cash flows from investing activities
per US GAAP	198,972	(762,342)	(645,277)

Increase (decrease) in cash
per Canadian and US GAAP	$121,486	$(14,795)	$253,020

PART III

ITEM 1.   INDEX TO EXHIBITS

(a)   Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 93 of this Form 10-SB under "Item 2, Description of Exhibits".

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2002	Pacific Rodera Ventures Inc. By: /s/"Harry Chew" Harry Chew, Chief Financial Officer

ITEM 2.   DESCRIPTION OF EXHIBITS

EXHIBITS
Exhibit No.	Description of Exhibit
2.1	Memorandum of Incorporation (the equivalent of "Articles", as used in Canada)
2.2	Articles of Incorporation (the equivalent of "By-Laws", as used in Canada)
2.3	Amalgamation Agreement dated December 10, 1998, between Pacific Royal Ventures Ltd. and Rodera Diamond Corp.
3.1	Escrow Agreement dated May 15, 2000 with Montreal Trust Company of Canada (now known as Computershare Trust Company) as escrowholder.
3.2	Escrow Agreement dated September 16, 1998 with Montreal Trust Company of Canada (now known as Computershare Trust Company) as escrowholder.
3.3	Escrow Agreement dated August 29, 1997, as amended September 8, 1999, with Montreal Trust Company of Canada (now known as Computershare Trust Company) as escrowholder.
10.1	Joint Venture Agreement dated October 21, 1997 among International Frontier Resources Ltd., Pacific and Rodera.
10.2

Letter Agreement dated February 6, 1998 , relating to the Joint Venture Agreement, whereby the Company is committed to pay 50% of lease costs estimated to be $550,000 and a $1,000,000 seismic program to earn a 40% working interest in the Tulita Lands.

10.3	Reserved Royalty Agreement dated October 21, 1997 among International Frontier Resources Ltd., Pacific and Rodera.
10.4	Option Agreement dated February 5, 1998 between Frontier and Richfield Oils Syndicate, whereby Frontier purchased an undivided 75% interest in the Midale lease.
10.5

Amending Letter Agreement dated September 1, 1999, between Frontier and each of Pacific and Rodera, whereby the Company agreed to acquire a 50% interest in the Midale lease by participating as to 66 2/3%.

10.6

Seismic Option Agreement (the Northrock Option Agreement) dated March 23, 1998, between Northrock and Frontier pursuant to which Frontier, on behalf of the joint venture partners under the Joint Venture Agreement, granted an option to Northrock to earn a 50% interest in the EL-391 Prospect.

10.7	Freehold Grant and Lease dated April 29, 1998 as amended April 30, 1998 and July 15, 1998 granted by Tulita District Land Corporation to Frontier.
10.8

Agreement dated July 16, 1998 between Tulita District Land Corporation Ltd., Frontier, Northrock Resources Ltd., Pacific and Rodera, adding Northrock Resources Ltd., Pacific and Rodera as lessees together with Frontier in the Freehold Lease and Grant dated April 29, 1998 originally between Tulita District Land Corporation and Frontier only.

10.9	Alaska Project Agreement dated January 26, 1999 between Frontier and the Company, whereby the Company was given a right of first refusal to participate in Frontier's Alaska North Slope Project.
10.10	Participation Agreement dated June 3, 1999, between Frontier, Cigar Oil & Gas Ltd. and 773000 Alberta Ltd. (Potter) to jointly acquire and evaluate land in the Innes area of Saskatchewan.
10.11

Farmout and Joint Operating Agreement dated July 23, 1999, between International Frontier Resources Ltd., Northrock Resources, the Company and Berkley Petroleum Corp. (now known as Anadarko Canada Acquisition Corporation) with respect to a farm-in by Berkley on EL-391 and nine Tulita Freehold Parcels.

10.12	Financing and Joint Venture Agreement dated July 12, 2000, among the Company, EOG and Frontier.
10.13	Amendment agreement dated July 14, 2000, to Financing and Joint Venture Agreement dated July 12, 2000, among the Company, EOG and Frontier.
10.14	Amendment agreement dated February 15, 2001, to Financing and Joint Venture Agreement dated July 12, 2000, among the Company, EOG and Frontier.
10.15	Letter of Amendment dated February 20, 2001 between the Company and EOG.
10.16	Conveyance Agreement dated August 28, 2000, between the Company, as vendor, and EOG Resources Canada Inc., as purchaser.
10.17	Joint Operating Agreement dated December 4, 2000, among International Frontier Resources Corporation, Northrock Resources, the Company, Berkley Petroleum Corp. and EOG Resources Canada Inc.
10.18	Conveyance Agreement dated September 21, 2001, between the Company, as vendor, and EOG Resources Canada Inc., as purchaser.
10.19	Central Mackenzie Valley Earning Agreement dated September 21, 2001, between EOG Resources Canada Inc. and the Company.
10.20	Form of Special Warrants
10.21	Form of Share Purchase Warrant
10.22	Form of Convertible Note
10.23	Form of Option Agreement
10.24	Option Agreement with Michael Barton
10.25	Management Services Agreement dated October 1, 1999 with Myntek Management Services Inc., as amended by Letter Agreement dated March 1, 2002
10.26	Consulting Services Agreement dated October 1, 1999 with TWE Enterprises Ltd., as amended by Letter Agreement dated March 1, 2002
10.27	Administrative Services Agreement dated March 1, 1999 with Pacific Paragon Investment Fund Ltd., as amended by Letter Agreement dated December 1, 2001
10.28	Consulting Services Agreement dated January 1, 2002 with Groundswell Energy Inc.
21.1	List of Subsidiaries - none
99	Form F-X